UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20F

                                AMENDMENT No. 1

       REGISTRATION STATEMENT PURSUANT TO SECTION 12(g) OF THE SECURITIES
                  EXCHANGE ACT OF 1934 OF A FOREIGN CORPORATION

                      FOR FISCAL YEAR ENDED MARCH 31, 1999

                        LEADER MINING INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

                       Commission File no 000-26447

                     Alberta, Canada                        (N/A)
             (State or other jurisdiction              (I.R.S. Employer
             of incorporation or organization)         Identification No.)

           400 Fifth Avenue, S.W., Suite 810, Calgary, Alberta T2POL6
              (Address of principal executive offices) (Zip Code)

                                 (403) 234-7501
               Registrant's telephone number, including area code

        Securities to be registered pursuant to Section 12(b) of the Act:

                  Title of each class to be so registered: None

       Name of each exchange on which each class is to be registered: None

        Securities to be registered pursuant to Section 12(g) of the Act:

                  Title of class
                  Common                    Unlimited Shares of Common Stock

A total of 16,818,565 shares of common stock of Registrant were issued and outstanding as of March 31, 1999. No other classes of stock were issued and outstanding.

Indicated by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                 Yes      No  X

Indicate by check mark which financial statement item the Registrant has elected
to follow:  Item 17 __X__   Item 18 ______

                                TABLE OF CONTENTS
                                     PART I


                                                                            Page

Item 1.           Description of Business......................................5

Item 2.           Description of Property.....................................12

Item 3.           Legal Proceedings...........................................18

Item 4.           Security Ownership of Certain Beneficial Owners
                  and Management (Control of Registrant)......................20

Item 5.           Nature of Trading Market
                  Market Price of and Dividends on
                  Registrants Common Equity and
                  Related Stockholder matters.................................21

Item 6.           Exchange Controls and Other Limitations Affecting Security
                  Holders.....................................................22

Item 7.           Taxation....................................................22

Item 8.           Selected Financial Information..............................24

Item 9.           Management Discussion and Analysis..........................28
                   of Financial Condition and Results of Operations

Item 10.          Directors and Executive Officers ...........................31

Item 11.          Compensation of Officers and Directors......................33

Item 12.          Options to Purchase Securities from Registration or
                  Subsidiaries................................................35

Item 13.          Interest of Management in Certain Transactions..............36

Item 14.          Description of Securities ..................................37

Item 15.          Defaults upon Senior Securities.............................37

Item 16.          Changes in Securities, Changes in Security for Registered
                  Securities..................................................38

Item 17.          Financial Statements........................................38

Item 18.          Financial Statements (Not applicable) ......................38

Item 19.          Financial Statements, Exhibits, and Supplementary Data .....39

                           Exhibit Index......................................49

                           Signatures.........................................42

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

(a)  The Company

Leader Mining International Inc. ("Leader," "Company," or "Registrant") was incorporated on June 22, 1987 as Durga Resources Ltd. ("Durga"), under the Business Companys Act (Alberta). By a Certificate of Amalgamation dated March 31, 1993 Durga amalgamated with Durvada Resources Ltd. and resulted in new Durga Resources Ltd. By a Certificate of Amendment dated September 24, 1993, Durga changed its name to Leader Mining Company ("LMC"). By a Certificate of Amendment dated July 18, 1994. It consolidated its shares (reverse split) in 1994 by one for five shares. LMC changed its name to the Leader Mining International Inc.

The Registrant was listed on the Alberta Stock Exchange on December 18, 1987.

Leader is extraprovincially registered in the Province of Saskatchewan by a Certificate of Registration dated November 21, 1996, under The Business Corporations Act (Saskatchewan) and in the Province of Manitoba by a Certificate of Registration dated November 20, 1996, under The Business Corporations Act (Manitoba).

The registered office  of the  Company in  Alberta is  at 1600, 407 - 2nd Street
S. W., Calgary, Alberta, T2P 2Y3. The head office and records office of the Corporation is at 810, 400-5th Avenue S. W., Calgary, Alberta, T2P 0L6.

The Company is a reporting company in the Province of British Columbia and in the Province of Alberta. The Corporation's shares are listed and posted for trading on the Alberta Stock Exchange (ASE) under the symbol "LMN" and quoted on National Quotation Bureau "Pink Sheets."

The Company was formed by Mr. Yashvir (Jasi) Nikhanj, the current President and a director, to pursue the principal business of exploring for gold, silver and base metal deposits. There is no assurance that a commercially viable mineral deposit or reserve exists on any of its property until further exploration is done and a comprehensive engineering feasibility evaluation based on such work is performed which concludes economic and legal viability.

From 1987 to 1999, the Company was engaged in mineral exploration for gold, copper, zinc and diamonds in the Northwest Territories and Saskatchewan, Canada. The Company was also exploring for gold in the state of Nevada. The Company had minimal capitalization during such period, and its activities were very limited.

The Company's strategy with respect to its mineral exploration related activities is to identify geological areas in which the Company may invest or participate in non-producing or producing mineral prospects or joint ventures, and where the company may acquire mineral prospects for exploration through staking claims.

         During  the  last  five  (5)  fiscal  years,   the  Company   conducted
exploration activities on certain mineral prospects as follows:

Voisey's Bay; Labrador, Canada, 1998. Approximately $55,000 expended for land acquisition and prospecting and ground geophysics to explore for prospective nickel deposits. No further work is planned.

Ariel Resources Ltd.; Costa Rica, 1998. Approximately $250,000 expended to perform due diligence and technical feasibility studies to ascertain the viability of corporate merger. No further work is planned.

Nighthawk Lake; Ontario, Canada, 1996-1998. Approximately $275,000 expended for land acquisition and prospecting; ground geophysics; and diamond drilling to test prospective gold targets. No further work is planned.

Bristol; Ontario, Canada, 1996-1997. Approximately $125,000 expended for land acquisition and prospecting; ground geophysics; and diamond drilling to test prospective gold targets. No further work is planned.

Steephill Lake; Saskatchewan Canada, 1997. Approximately $300,000 expended for land acquisition and prospecting; airborne geophysics; and diamond drilling to test prospective base metal targets. No further work is planned.

Nettogami Lake; Ontario, Canada, 1996. Approximately $1,278,000 expended on land acquisition and prospecting, airborne and ground geophysics, and diamond drilling to test prospective base metal targets. No further work is planned.

Merendon Mining Corporation; Honduras, 1996. Approximately $750,000 expended for land acquisition, due diligence, and technical studies to ascertain the attractiveness of venture participation. No further work is planned.

Blower Investments AVV and Condor Resources AVV; Peru, 1996. Approximately $430,000 expended for land acquisition, due diligence, and technical studies to ascertain the attractiveness of venture participation. No further work is planned.

Rioux Lake; Saskatchewan,  Canada, 1994-1995. Approximately $50,000 expended for
geological  and  geochemical   surveys  to  identify   polymetallic  base  metal
opportunity. No further work is planned.

Candle Lake; Saskatchewan, Canada, 1994. Prospective diamond claims acquired. No further work is planned.

KARMEL, ORANGE FREE STATE, REPUBLIC OF SOUTH AFRICA, 1999. Approximately $185,000 was expended for land acquisition, airborne geophysic survey and ground follow-up to explore prospective diamond bearing kimberlite targets. Prospecting permits could not be obtained and this prospect has been abandoned and expenses written off.

The Company hires third-party companies to conduct drilling, testing, and to provide services and evaluation on a negotiated contract basis, except that a company, Nikhanj and Associates Geo Consulting, owned by the Company's President and largest shareholder, Y.S. (Jasi) Nikjanj provides management, geological, and exploration consulting services to the Company for $10,000 per month.

The Company is not carrying any reserve values on any prospects due to the lack of any quantifiable reserves. The Company has not earned any revenue from operations to date, and it continues to be an exploration stage company.

(b) Current Business

The focus of the Company is to actively pursue mineral exploration to find and outline mineral deposits in under-explored terrain within jurisdictions that are politically stable. The Company currently has one major prospect, which is the Knife Lake Project (located in Saskatchewan, Canada).

As of December 31, 1998, the Company has spent $7.3 million (Canadian) exploring for base and precious metals within the Scimitar Complex of northeastern Saskatchewan and outline the Knife Lake copper deposit. Over the next three years expenditure of an additional $3.3 million (Canadian) is anticipated for geological reconnaissance ground geophysics, drilling, and preliminary engineering studies.

The Company is always searching for high quality exploration opportunities, which can be acquired at low cost. Identification of targets of opportunity represent the Company's focus for growth, and annual expenditures of $0.25 million (Canadian) are anticipated for examination, acquisition, and initial testing of new projects.

Corporate overhead is held to a minimum. Expenditure for office rent, office supplies, travel, and administration are expected to continue at the current level of $0.7 million (Canadian) per year.

A summary of the Company's proposed expenditures is presented below:


                                            CORPORATE EXPLORATION BUDGET
                                                 ($Canadian x 1000)
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                Fiscal year, March 31                       2000            2001                2002                  Total
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                  Knife Lake Project
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
              Geological Reconnaissance                      300             100                 50                    450
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                      Geophysics                             300             100                 50                    450
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                       Drilling                              500             800                700                    2000
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                     Engineering                                             100                300                    400
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                      Sub-Total                             1,100           1,100              1,100                  3,300
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                 Opportunity Targets                         250             250                250                    750
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
             Overhead and Administration                     700             700                700                   2,100
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                 Grand Total (CAN $)                        2,050           2,050              2,050                  6,150
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------


The Company's current business plan is in mineral exploration including foreign mineral joint ventures, in Canada, South Africa, and South/Central America. The Company has determined that it must build an asset base through exploration; and acquisition by exchange of stock for other mineral companies, leases, and mineral prospects for exploration if the opportunity arises. The Company believes that debt will rarely be desirable to acquire any mineral prospect or company. The Company may acquire other assets by exchange of stock or cash.

The Company has not established, and does not intend to formally establish, criteria for the selection or evaluation of mineral prospects or participations. When a mineral prospect is located which in management's opinion, shows favorable data to the Company, an attempt will be made to secure an option, or lease, for the prospects. Shareholder approval will not be sought for mineral prospect acquisitions. Therefore, shareholders will be dependent upon the judgment of management in selecting mineral prospects (see "Management"). If such an interest is acquired, the Company will then expend funds for preliminary exploration and if warranted test sample the mineral prospect to determine whether any mineral deposit could qualify as a resource. Based on the results of such preliminary testing, the Company will decide, without shareholder approval, whether to acquire or abandon the mineral prospect. A mineral prospect or interest may be acquired by outright purchase; by earning an interest through participation with other companies; or by exchange of the shares for leases or interests in mineral prospects.

The Company may expend funds to explore or test any mineral prospects it acquires to determine the economic feasibility, if any, of such mineral prospects. If, and only if, a mineral deposit appears to have been located will further funds be expended to delineate the deposit. If a depostit is delineated, then a feasibility analysis will be conducted to determine if a development attempt is warranted. The Company will rely on its own management and outside consultants engaged for specific work on a limited basis, mineral prospect by mineral prospect, to provide competent evaluation and recommendations concerning mineral prospects or interests in mineral prospects to be considered for acquisition or exploration. The Company has agreements with several third party companies for providing specific limited services related to mineral prospects, such as mapping, geochemical, sampling, or drilling. Based upon the results of such exploration and tests, as interpreted by management, the Company will then determine whether such mineral prospects should be acquired, explored further, sold or leased to a third party, held for possible later development or abandoned; and whether these activities should be attempted by the Company either by itself or through joint venture or other business arrangements with other companies or entities.

The Company may agree to assign rights in certain mineral prospects to be explored to the general or managing partner of a partnership or joint venture, which thereby becomes the owner of the working interest in the mineral prospect. The Company may also agree to supervise and manage all activities on the prospect and to obtain, through subcontractors, all necessary related services and equipment. The Company actively reviews mineral prospects for putting together exploration joint ventures.

Parents and Subsidiaries

                  Parent

                  LEADER MINING INTERNATIONAL, INC.

                  Subsidiaries

                  None.

The Company's principal areas of exploration are described herein below under "Description of Properties."

RISK FACTORS

"Penny Stock" Rule

Leader Mining's common stock is covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell these securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of purchasers of our stock to sell their shares in the secondary market. It may also cause less broker-dealers willing to make a market and it may affect the level of news coverage received by the Company.

Risks of Exploration

Resource exploration is a speculative business and involves a high degree of risk. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond its control. These factors include commodity price and currency volatility, the proximity and capacity of natural resource markets and processing equipment, and government regulations and changes thereto, including regulations relating to prices, taxes, royalties, land tenure, importing and exporting of minerals and environmental protection. In addition, few mineral exploration properties become commercially viable mines, nor can there be any assurances that exploration work carried out by the Company will be successful. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Resource Estimates

In carrying on its mineral exploration activities, the Company may rely upon calculations as to prospective resources and corresponding grades on the Company's prospects which, by their nature, are not exact. Until ore is actually mined and processed, ore resources and ore grades must be considered as estimates only. The quantity of resources will also vary depending on mineral prices which have historically been highly cyclical and dependent upon numerous factors beyond the Company's control including changes in investment trends and international monetary systems, political events and changes in the supply and demand for minerals on public and private markets. Any material changes in reserves, grades or stripping ratios will affect the economic feasibility of any mineral prospects which might be developed. Further, short term operating factors relating to the mineral prospect must be analyzed, such as fule prices, water availability, climate/weather conditions, location in relation to labor forces and transportation facilities.

Fluctuation of Mineral Prices

The Company's exploration activities will be subject to the normal commodity risks that are subject to fluctuations in mineral prices, in particular the market price of the mineral to be sought. The price of minerals has fluctuated widely in recent years and is affected by numerous factors beyond the Company's control including international economic and political trends, expectations of inflation, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new mine developments and improved mining and production methods. The effect of these factors on the price of minerals cannot be accurately predicted.

Competition

The Company competes with major mining companies and other smaller natural resources companies in the acquisition, exploration, financing and development of new properties and projects. Some of these companies are more experienced, larger and better capitalised than the Company. The Company's competitive position will depend upon its ability to successfully and economically explore acquire new and existing mineral resource properties or projects. Factors which allow producers to remain competitive in the market over the long term are the quality and size of the mineral deposit, if any, cost of production, and proximity to market. Because of the number of companies and variables involved, no individual or group of producers can be pointed to as being in direct competition with the Company.

Capitalization and Commercial Viability

The Company has limited financial resources and there is no assurance that additional funding would be available to the Company for further exploration of its properties or to fulfill its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the
Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration of the Company's prospects with the possible loss of exploration or exploitation permits.

The commercial viability of a particular mineral prospect will be affected by factors that are beyond the Company's control, including the particular attributes of the deposit, the fluctuation in mineral prices, the costs of constructing and operating a mine, processing facilities, the availability of economic sources of energy, government regulations including regulations relating to prices, royalties, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands.

It is impossible to assess with certainty the impact of these factors.

Uninsurable Risks

Exploration generally involve a high degree of risk. Hazards such as unusual or unexpected formations, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, inability to obtain suitable or adequate machinery equipment or labour and other risks are involved. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Company's financial position.

Compliance with Governmental Regulations

The Company's exploration activities are subject to natural resource, health, labour and environmental regulations, changes in which could result in additional expenses and capital expenditures, availability of capital, competition, resource uncertainty, potential conflicts of interest, title risks, dilution and restrictions and delays in operations, the extent of which cannot be predicted.

Currency

All transactions are in Canadian dollars. The company converts any other currency used in a transaction into Canadian dollars as required to conduct local activities. Accordingly, the company maybe subject to foreign currency fluctuations, and such fluctuations may materially affect the Company's financial position.

Location of Mineral Prospects

There are certain political and economic risks inherent in the fact the Company carries on business in foreign jurisdictions. These include the risk of foreign currency restrictions and currency fluctuations as well as the risk of governmental intervention by way of expropriation of the Company's properties or nationalization of the mining industry. While the Company pursue opportunities in stable political climates in there is a risk that political instability could adversely affect the Company's operations. In the Republic of South Africa the marketing and sale of diamonds recovered during exploration is regulated by the Diamonds Act 1986, and the impact cannot be predicted with any absolute certainty.

Conflicts of Interest

Certain of the directors and officers of the Company are also directors, officers and shareholders of certain other companies engaged in natural resource exploration and development and conflicts of interest may arise.

INDUSTRY DEFINITIONS

Alteration Zone:         an  area  of  distinct  mineralization  where  there is
                         evidence of physical or chemical change in the minerals subsequent to their formation.

Anticipated Resources:   expected to  be  found  within  a  specified  property,
                         mining camp,  or other area,  which  is  restricted  by
                         local  geologic  conditions  or  property  boundaries -
                         Canadian  Institute of Mining, Metallurgy and Petroleum
                         (CIM),   Ad  Hoc  Committee  Report  entitled  "Mineral
                         Resource/Reserve      Classification:       Categories,
                         Definitions and Guidelines" - February 1996.

Base Metals:             metals other  then gold,  silver,  mercury and platinum
                         group.

Commercial Production:   Operation of a  mineral prospect or any part thereof as
                         a mine but does not include milling for the purpose of testing or milling by a pilot plant.

Diamond Drilling:        coring of  rock by  a boring  machine  that uses a ring
                         shaped bit in which chips of diamond are set to obtain samples for observation or sampling.

Domain: A region distinctively marked by some common geological feature.

Electro-magnetic:        Geophysical prospecting  technique that uses the inter-
                         relation of electricity and magnetism.

EM:                      Electro-magnetic

Geochemical Prospecting: The  search    for   mineral   deposits,   particularly
                         metalliferous deposits, by analyzing rocks, stream silts, springs, soils, surface water or organisms for abnormal concentrations of elements.

Geochemistry:            The study of the abundances of elements and isotopes in
                         the earth,  and the  distribution  and migration of the
                         individual elements in the  various  parts of the earth
                         (the  atmosphere,  hydrosphere,  crust, etc.) with  the
                         object   of  discovering  principles   governing   such
                         distribution and migration.

Geophysical Prospecting: Advanced prospecting  based on measurement  of physical properties of rocks and minerals.

Geophysics:              The science of  the physics of the earth, including its
                         atmosphere and hydrosphere.

Grade: Concentration of desired metal contained within one tonnne of mineralized rock.

Hypothetical Resources:  those  expected  to  be  present  because of favourable geology and known mineralization within a general area limited by specified political, physiographic or geologic boundaries - Canadian Institute of Mining, Metallurgy and Petroleum (CIM), Ad Hoc Committee Report entitled "Mineral Resource/Reserve Classification:
                         Categories, Definitions and Guidelines - February 1996.

Indicated Resource:      the estimated quantity  and grade of  part of a deposit
                         for which the continuity  of grade,  together with  the
                         extent  and  shape,  are so  well  established  that  a
                         reliable  grade  and  tonnage  estimate  can  be  made.
                         Fundamental to  the  indicated  resource  class is well
                         established geological information on the continuity of
                         the mineralized  zones - Canadian  Institute of Mining,
                         Metallurgy and Petroleum (CIM), Ad Hoc Committee Report
                         entitled   "Mineral  Resource/Reserve   Classification:
                         Categories,  Definitions  and  Guidelines"  -  February
                         1996.

Inferred Resource:       the estimated  quantity  and  grade of  a deposit, or a
                         part  thereof,  that  is  determined  on  the  basis of
                         limited sampling, but for  which  there  is  sufficient
                         geological information  and a reasonable  understanding
                         of the continuity and distribution of  metal  values to
                         outline  a  deposit   of  potential  economic  merit  -
                         Canadian Institute of Mining,  Metallurgy and Petroleum
                         (CIM),  Ad  Hoc   Committee  Report  entitled  "Mineral
                         Resource/Reserve      Classification:       Categories,
                         Definitions and Guidelines" - February 1996.

Measured Resource:       the estimated  quantity  and  grade of  that  part of a
                         deposit for which the size, configuration, and grade have been very well established by observation and sampling of outcrops, drill holes, trenches and mine workings. - Canadian Institute of Mining, Metallurgy and Petroleum (CIM), Ad Hoc Committee Report entitled
                         "Mineral Resource/Reserve  Classification:  Categories,
                         Definitions and Guidelines" - February 1996.

Mineral: A naturally occurring inorganic element or compound with a characteristic external structure as a result of a fixed internal arrangement of atoms or ions.

Mineral Deposit:         a  body  of  rock  containing  metals  or  minerals  of
                         commercial interest which has been by a sufficient number of drill holes tested to support sufficient tonnage and average grade of metal(s) to warrant further exploration. This deposit does not qualify as a commercially minable ore body, until a comprehensive economic, feasibility study based upon the test results is concluded.

Mineral Prospect:        A mineral occurrence  that has some potential  of being
                         of mineable size and mineral content.

Mineral Resource:        a deposit or concentration of natural, solid, inorganic
                         or fossilized organic substance in such quantity and at
                         such a grade or quality that extraction of the material
                         at  a  profit  is  currently  or potentially possible -
                         Canadian Institute of Mining,  Metallurgy and Petroleum
                         (CIM),  Ad  Hoc  Committee   Report  entitled  "Mineral
                         Resource/Reserve       Classification:      Categories,
                         Definitions and Guidelines" - February 1996.

Net Smelter Royalty:     the  right  to  an  amount equal to a percentage of the
                         gross sales proceeds received from the sale of minerals obtained from a property less the smelting costs and the costs of handling, transporting and insuring the production from the mine to a treatment facility.

Operator:                Party  responsible   for   performing   the  activities
                         necessary or desirable to explore, develop, or perform work on a property or any part thereof on behalf of another party.

Ore: a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

Pegmatite:               Coarsely crystalline  rock  of plutonic  or replacement
                         origin,  generally  forming   dykes,  sills,  or  small
                         irregular masses.

Precious Metals:         Gold and silver only

Prospecting:             Searching and examining outcrops,  soil, and gravel for
                         indications of valuable minerals.

Strata-bound deposit:    A concordant or  transcurrent mineral deposit occurring
                         in stratified sedimentary, volcanic, or metamorphic rocks, not necessarily formed at he same time as the strata.

Sulphide:                A compound of sulphur with another element.

Tonne:                   a unit of weight measurement equal to 2204 pounds.

Volcanics:               Rock  that solidified  or  crystallized at surface from
                         hot, molten, or partly molten mass or magma.

Volcanogenic Massive
Sulphide Deposit:        Concordant,  strata-bound  sulphide  deposit   commonly
                         associated  with   volcanic  rocks   or   volcanic  and
                         sedimentary rock sequences.

VMS:                     Volcanogenic massive sulphide

ITEM 2:  DESCRIPTION OF PROPERTIES

The Company owns no properties. It has mineral prospects which consist of mining claims or contractual exploration agreements which may be evolved to development if the Company so decides. It holds such contracts in the name of Leader Mining INternational, Inc. For all purposes in this description, Registrant is referred to as "Leader."

Knife Lake Prospect, Saskatchewan, Canada

Location and History

The Knife Lake Prospect is located in northeastern Saskatchewan close to the Manitoba border. Knife Lake itself is located in the southeastern portion of the project area at latitude 55 degrees 54' N and longitude 102 degrees 43' W. The project is operated from a well-equipped bush camp on Knife Lake, 136-km north-northwest of Flin Flon, Manitoba (approximate population 7,600) and 180 km northeast of La Ronge, Saskatchewan. The property, whose NTS reference is 63-M-15E, can be found on the Gilbert Lake, 63M15 claim map, available from Saskatchewan Energy, Mines and Resources in Regina.

Leader is the operator in all the option agreements covering all claims in the project area. It is currently proceeding with, or making preparations for, exploration it has planned or is required to do under the option agreements. All the field exploration, on all mineral lands in which Leader has, or is earning, an interest and which are described in this summary is carried out for Leader by its own field staff or contractors directly under its control.

The Knife Lake prospect, optioned by Leader from CopperQuest, Inc. in March, 1996, initially consisted of mining lease ML 5269. It is 648 ha in size and covers the known copper showing and soil geochemistry anomaly as well as the projected extensions. During 1996 and 1997, additional claims were staked by the Company.

In 1997, the Company fulfilled all of the earn-in requirements and acquired 100% interest in the mining lease and staked claims. CopperQuest Inc. retains a 2% net smelter royalty; which becomes payable if and when commercial production occurs from the aforesaid claims. Leader has the right to purchase one half of this net smelter royalty at any time for $1,000,000.

In 1997, the Company optioned eleven claims from Consolidated Pine Channel Gold Corp. The terms of the agreement were amended in 1999 so that Leader can earn a 90% interest in these claims by spending $500,000 over 6 years; and paying $1,000,000 in cash and 10,000 common shares of Leader.

Consolidated Pine Channel Gold Corp. retains a 2% net smelter royalty which becomes payable if and when commercial production occurs from these eleven claims. Leader has the right to purchase one half of this net smelter royalty at any time for $2,000,000.00.

All transactions involving Leader, CopperQuest Inc., and Consolidated Pine Channel Gold Corp. have been arms-length.

On November 10, 1999 Leader entered into a joint venture agreement with Kores Canada Corp. a wholly owned subsidiary of the Korea Resources Corporation, to further explore the Knife Lake Project. Under the terms of the agreement Kores Canada Corp. has the right to earn up to 50% interest by funding $4,000,000 exploration work over 4 years, and making cash payments to Leader totaling $1,200,000. Leader will act as operator for the joint venture, and Leader will receive an additional $300,000 bonus payment upon the start of commercial production.

     To earn the Interest set forth below, Kores must make the following payments to Leader on or before the dates indicated and fund the following Expenditures by the dates indicated:


                                                                        Cumulative      Interest
Payment Date            Payment         Expenditures by Date            Amount Spent    Earned
------------            -------         --------------------            ------------    --------
Effective Date          $300,000        $1,000,000 on or before         $1,300,000      20.00%
                                        1st Anniversary Date

1st Anniversary Date    $300,000        $1,000,000 on or before         $2,600,000      33.33%
                                        2nd Anniversary Date

2nd Anniversary Date    $300,000        $1,000,000 on or before         $3,900,000      42.86%
                                        3rd Anniversary Date

3rd Anniversary Date    $300,000        $1,000,000 on or before         $5,200,000      50.00%
                                        4th Anniversary Date


     The Expenditures will be funded according to Cash Calls received by Kores and are cumulative such that any excess of Expenditures in one period will be carried over into the next period. Any payment or Expenditures may be accelerated at the option of Kores.

     For greater certainty:

        (a) upon the date that Kores has made payments and funded Expenditures in a cumulative amount and on time as set forth in the table above, Kores will be vested with the interest specified for such amount; and

        (b) for the maximum Interest of 50%, Kores must make payments to Leader totalling $1,200,000 on or before the 3rd anniversary Date and fund Expenditures totalling $4,000,000 on or before the 4th Anniversary Date.

Termination During First Year

     If Kores fails to make the payment required on the Effective Date, then this Agreement will terminate on the Effective Date. If Kores fails to fund the Expenditures required by the first Anniversary Date, then this Agreement will terminate on the first Anniversary Date. Upon such termination, Kores will have no Interest nor any right to acquire an Interest, and neither party will have any further obligation or liability hereunder except as may have arisen prior to such termination.

Leader Mining developed a land position in the area, conducted numerous geophysical surveys and collected extensive geological data. The data sets consist of two airborne surveys, a regional gravity survey, extensive drilling and mapping with accompanying lithogeochemical sampling. To further evaluate the area, it was necessary to synthesize Leader's geophysical data and known geology with the aim to identify areas on the property with the highest potential to host various Volcanogenic Massive Sulphide (VMS) style sulphide deposits.

At Knife Lake, Leader now possesses or controls 108 mining claims and 1 mining lease with a total land area of approximately 85,113 hectares. The claims are held directly by Leader and other companies, which have optioned the mineral prospects to Leader.

Mineral exploration and production in the Flin Flon Mining area has been active for 80 years. Only recently has new geological modeling recognized that the favorable Amisk Volcanics extend to the north from the Flin Flon Domain and includes the former Hanson, Glennie, Scimitar and Kissenew Domains. These domains have been explored intermittently by Hudson Bay Mining, Noranda, and Cominco. With the current geological understanding, these domains are highly prospective for VMS style mineralization. Leader's Knife Lake Volcanogenic Massive Sulphide Deposit conforms well within the context of the newly defined model for the Flin Flon-Glennie Domain. Recent government mapping has shown the Knife Lake property to lie within the newly recognized Flin Flon-Glennie Lake Domain, which hosts the Flin Flon/Snow Lake VMS deposits.

The claims have received little mineral exploration and have no production history, but appear to be an extension of the volcanic terrain which hosts the base metal mineralization of the Flin Flon mining area. The Amisk Volcanics in Flin Flon are host to Volcanogenic Massive Sulphide style, base metal mineralization.

Since 1968, prospecting and mapping in the area of Knife Lake and Scimitar Lake has resulted in the discovery of several copper occurrences. The largest of these occurrences is the Knife Lake copper-gold deposit. The mineralization is located on the west side of the Knife Lake, less than 100 metres west of the shoreline, in the southern portion of Leader's property.

Infrastructure on the Knife Lake property is limited to the bush camp and winter road access. Water for mineral processing and other needs is available in abundance in the project area. The Island Falls hydroelectric power generating station is located on the Churchill River at Sandy Bay. This station was constructed to provide power to the town of Flin Flon. However, in the mid 1990's, the Government of Saskatchewan constructed a new high-tension power line to deliver the power to the uranium mines of the Athabasca Basin in northern Saskatchewan and all of the station's power output is now devoted to this purpose. The transmission line comes within 20km of the southwestern corner of the Knife Lake property.

While the Sandy Bay-Flin Flon has been explored for base and precious metals at various times over the past 80 years, the earliest records of work in the immediate area of Knife Lake are dated October 1968. From 1968, through 1972, Straus Exploration conducted extensive exploration work, consisting of horizontal loop, vertical loop and Turam EM ground geophysical surveys, ground magnetometer surveys, geochemical soil sampling, geological mapping, trenching, sampling and diamond drilling, over a copper-gold showing on the western shore of Knife Lake. Approximately 4.7 square km of grid was geologically mapped at a scale of 1:6,000 over the copper prospect area. A slightly smaller area was covered by geochemical and geophysical surveys. D.E. Pearson, as part of his 1971 mapping project, mapped in detail a portion of the grid on a scale of 1:7,200. A diamond drill program consisting of 87 holes (2 Winkie and 85 XT sized core), totaling approximately 8,484m, was completed. As a result of the exploration work, a mining lease was taken out, covering the copper showing and surrounding geochemical anomaly.

Hudson Bay Exploration and Development, the wholly-owned exploration division of Hudson Bay Mining and Smelting, conducted a regional airborne EM survey in 1980 and 1982. During 1989 and 1990 Cominco performed line cutting, geological and geochemical surveys, on property approximately 2 km north of Knife Lake. Results of these programs are not available.

The  Knife  Lake  copper  showing  remained   inactive  until  early  1989  when
CopperQuest was formed. CopperQuest commissioned Standing Geophysics Ltd. (Standing) to re-establish Staus' grid over the copper prospect and to conduct horizontal-loop EM and magnetometer surveys. Standing Geophysics completed 77.6 line-km of magnetic surveying and 101 line-km of EM surveying in February 1989. In completing the EM surveying, Standing used different cable lengths (coil separations) over the copper prospect in an attempt to locate areas where the copper mineralization may have been thickened due to folding. Three such areas were located and recommended for diamond drilling. In addition, three other conductive zones were identified outside of the immediate copper prospect area. A total of 1,829m of drilling in 24 holes was recommended but never carried out.

In March 1996, Leader Mining acquired the mining leases, after entering into an agreement with CopperQuest. Leader has access to the CopperQuest, and most of the Straus, exploration data. A summary of Leader's expenditures on the prospect is presented below:



--------------------------------------------------------------------------------------------------------------------
Summary of Exploration Expenditures (June 1996 to December 1998)
---------------------------------------- ------------------------------------- -------------------------------------
Prospecting and                          1,172 man days                                                    $342,600

Geological Mapping
---------------------------------------- ------------------------------------- -------------------------------------
Line Cutting                             313 line km                                                       $119,400

--------------------- ------------------ ------------------------------------- -------------------------------------
Geophysics            Airborne           12,689 line km                                                    $753,700
--------------------- ------------------ ------------------------------------- -------------------------------------
                      Ground             427 line km                                                       $243,300


--------------------- ------------------ ------------------------------------- -------------------------------------
Geochem               Soil               2,374                                                              $23,300
--------------------- ------------------ ------------------------------------- -------------------------------------
                      Assay              8597 (588 whole rock)                                             $164,200
---------------------------------------- ------------------------------------- -------------------------------------
Trenching                                180m3                                                              $48,400
---------------------------------------- ------------------------------------- -------------------------------------
Drilling                                 30,866 m                                                        $2,960,500
---------------------------------------- ------------------------------------- -------------------------------------
Other (staking, logistics,                                                                               $2,656,200
transportation)
--------------------------------------------------------------------------------------------------------------------
                                                                                              TOTAL =    $7,311,000
--------------------------------------------------------------------------------------------------------------------


The Knife Lake Deposit is interpreted by the Company to be a remobilized fraction of a larger primary VMS deposit. It is hosted within an altered pegmatite, high in Na, K, Sr, and Ba which geochemistry has shown is derived from alkali rich sedimentary rocks. To date, a total of 26,397 metres of diamond drilling among 308 drill holes have been completed on the Knife Lake Deposit and a digital geological model has been constructed. The mineralization is outlined over a distance of 4,300 metres and to a depth of 100 metres. Internal Geological modeling has generated sufficient indications to cause the Company to continue exploration work.

GEOLOGICAL DESCRIPTION

Volcanogenic massive sulphide deposits occur in geological terraces that are dominated by volcanic rocks. Individual deposits may be hosted by volcanic or sedimentary strata which compromise the volcanic complex. These deposits are formed as sygentic accumulations of sulphide and sulphate minerals deposited from fluids exiting hydrothermal vents at or near the sea floor. Copper, typically present as chalcopyrite, and zinc, typically present as sphalerite constitute the primary economic constituents; and gold and silver can contribute by-product values.

ITEM 3.  LEGAL PROCEEDINGS

The Company is currently involved in only one contractual dispute, involving legal proceedings, with a private Saskatchewan company, and the outcome of such proceeding, if adverse to the Company, would not be material and involves money damages only less than $25,000.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT (CONTROL OF REGISTRANT)

         (a) Beneficial owners of five percent (5) or greater, of the Registrant's Common Stock and Warrants: No Preferred Stock is outstanding at the date of this offering. The following sets forth information with respect to ownership by holders of more than five percent (5%) of the Company's Common Stock known by the Company based upon 16,826,065 shares outstanding at May 20, 1999.


------------------------ ---------------------------------- ----------------------------------- ----------------------
Title of Class           Name Beneficial of Owner           Amount and Nature of Beneficial     Percent of Class
                                                            Ownership
------------------------ ---------------------------------- ----------------------------------- ----------------------
Common Stock             Y.S. Jasi Nikhanj                  1,500,000 Shares (1)                8.9%
                         320 Pumphill Cr. S.W. Calgary,
                         Alta T2V 4M1
------------------------ ---------------------------------- ----------------------------------- ----------------------


         (1) Includes 207,000 shares owned by spouse, Aski Nikhanj.

     b) The following sets forth information with respect to the Company's Common Stock beneficially owned by each Officer and Director,


---------------------- ----------------------------------- ------------------------------------ ----------------------
Title of Class         Name Beneficial of Owner            Amount and Nature of Beneficial      Percent of Class
                                                           Ownership
---------------------- ----------------------------------- ------------------------------------ ----------------------
Common                 Y.S. Jasi Nikhanj (1) Pres/Director 1,500,000 shares (1)                 8.9%
---------------------- ----------------------------------- ------------------------------------ ----------------------
Common                 Ueli Schurch Director               500,000 shares                       3.0%
---------------------- ----------------------------------- ------------------------------------ ----------------------
Common                 Manish Bindal Director              80,000 shares (2)                    0.4%
---------------------- ----------------------------------- ------------------------------------ ----------------------
Common                 Roland Kesselring V.P.              590,000 shares (3)                   3.5%
---------------------- ----------------------------------- ------------------------------------ ----------------------
Common                 Raymond Lai V.P.                    285,000 shares (4)                   1.6%
---------------------- ----------------------------------- ------------------------------------ ----------------------

Total amount owned by officers and directors as a group.

---------------------- ----------------------------------- ------------------------------------ ----------------------
Title of Class         Name Beneficial of Owners           Amount and Nature of Beneficial      Percent of Class
                                                           Ownership
---------------------- ----------------------------------- ------------------------------------ ----------------------
Common                 Directors                           2,080,000 shares                     12.35%
---------------------- ----------------------------------- ------------------------------------ ----------------------
Common                 Officers                            2,375,000 shares                     14.1%
---------------------- ----------------------------------- ------------------------------------ ----------------------
---------------------- ----------------------------------- ------------------------------------ ----------------------
Common                 Combined                            2,955,000                            17.6%
---------------------- ----------------------------------- ------------------------------------ ----------------------


(1)      Includes 207,000 shares owned by spouse, Aski Nikhanj.
(2)      Includes 50,000 shares owned by spouse Sehra Bindal.
(3)      Includes 590,000 shares owned by spouse Manuela Kesselring.
(4)      Includes 195,000 shares owned by spouse, Amanda Lai.

ITEM 5. (a) MARKET PRICE OF AND DIVIDENDS ON REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The Company's common stock is listed and traded on the Alberta Stock Exchange and is quoted in the National Quotation Bureau "Pink Sheets" when trades are made. The Company has applied to OTC BB for quotation privileges in the U.S. and such listing is pending completion of Form 20f comments. The following table sets forth high and low closing prices of the Company's common stock for the three (3) years ended March 31, 2000, 1998, and 1997 on the Alberta Stock Exchange as follows:

                                                      Closing
                                                     (Canadian $)
                                                High             Low

2000    First Quarter                           2.00              0.85

1999
         First Quarter                          1.19              0.50
         Second Quarter                         1.05              0.65
         Third Quarter                          0.89              0.57
         Fourth Quarter                         1.60              0.75

1998
         First Quarter                          5.10              3.40
         Second Quarter                         4.00              2.95
         Third Quarter                          3.15              0.54
         Fourth Quarter                         0.85              0.30

1997
         First Quarter                          9.45              4.00
         Second Quarter                         7.45              5.25
         Third Quarter                          6.20              2.80
         Fourth Quarter                         3.85              3.30

The Company has been unable to obtain a reliable history of pink sheet activity.

(b) As of April 30, 2000, the Company had an estimated 900 shareholders of record of the common stock, including those held in brokerage accounts in "street name."

(c) No dividends on outstanding common stock have been paid within the last two fiscal years, and interim periods. The Company does not anticipate or intend upon paying dividends for the foreseeable future.

The Company estimates that 5% of the shareholders of the Company are U.S. shareholders.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held. There are also no such limitations imposed by the Company's articles and bylaws with respect to the common shares of the Company.

Under the Investment Canada Act, the acquisition of certain "businesses" by "non-Canadians" or "Americans" are subject to review by Investment Canada, a federal agency, and will not be allowed unless they are found likely to be of "net benefit" to Canada. An acquisition will be reviewable by Investment Canada only if the value of the assets of the Canadian business being acquired is CDN $5 million or more in the case of a "direct" acquisition or CDN $50 million or more in the case of an "indirect" acquisition. Under the Free Trade Agreement between Canada and the United States, an acquisition by an American is reviewable only if it involves the direct acquisition of a Canadian business with assets of CDN $160 million or more. If the foregoing thresholds are not reached, the acquisition of a Canadian business by a non-Canadian will not be subject to review unless it relates to Canada's cultural heritage or national identity. Even if the transaction is not reviewable, a non-Canadian must still give notice to Investment Canada of the acquisition of a Canadian business within 30 days after its completion.


ITEM 7.  TAXATION

Canadian Federal Income Tax Consequences for Canadian Shareholders

The following summarizes the principal Canadian federal income tax considerations applicable to the holding and disposition of a common share by a holder (the "Holder") of one or more common shares who is resident in the United States of America and holds the common share as capital property. This summary is based on the current provisions of the Income Tax Act (Canada) (the "Tax
Act"), the regulations thereunder and all amendments to the Tax Act publicly proposed by the government of Canada to the date hereof. It is assumed that each such amendment will be enacted as proposed and there is no other relevant change in any governing law, although no assurance can be given in these respects.

Every Holder is liable to pay a withholding tax on every dividend that is or is deemed to be paid or credited to him on his common shares. Under the Canada-United States Income Tax Convention (1980) (the "Treaty"), the rate of withholding tax is 10% of the gross amount of the dividend where the Holder is a company that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, and 15% in any other case. A Protocol amending the Treaty was ratified by the representatives of the Canadian and United States governments. Effective in December, 1995 one of the amendments in the Protocol reduces the 10% withholding rate on dividends to 6% in 1996 and 5% in 1997.

Under the Tax Act, a Holder will not be subject to Canadian tax on any capital gain realised on an actual or deemed disposition of a common share, including a deemed disposition at death, provided that he did not hold the common share as capital property used in carrying on a business in Canada, and that neither he nor persons with whom he did not deal at arm's length, alone or together, owned 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

A Holder who otherwise would be liable for Canadian tax in respect of a capital gain realised on an actual or deemed disposition of a common share will be relieved under the Treaty from such liability unless

         (1) the common share formed part of the business property of a permanent establishment in Canada that the Holder had within the twelve-month period preceding the disposition; or

         (2)      the Holder

     (a) was resident in Canada for 120 months during any 20-year period preceding the disposition, and

     (b) was resident in Canada at any time during the 10 years immediately preceding the disposition, and

     (c) owned the common share when he ceased to be a resident of Canada

U.S. Tax Consequences

     U.S. shareholders will not be impacted by Canadia "Flow-through" shares under the Internal Revenue Code shares. U.S. shareholders who hold shares for less than one year will be able to take short time capital gain or loss for sales within a twelve month period and be taxed at ordinary income rates on profits. If a shareholder holds shares for one year or more, the shareholder will be able to treat profit or loss as long term capital gain or loss, and, if a gain, the tax rate is a maximum of 28% unless Alternative Minimum Tax applies, which could only be determined on an individual's tax year basis.

ITEM 8.  SELECTED FINANCIAL DATA

The selected financial data set forth below are derived from the accompanying audited financial statements of the Company to March 31, 1999. Financial statements of the Company included elsewhere herein should be read in conjunction with those financial statements and the footnotes thereto. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). For United States GAAP reconciliation, see attached financial statements and notes. Reference should also be made to
Item 9 Management's Discussion and Analysis of Financial Conditions and Results of Operations."



                                    Selected Financial Information for 5 Years (in Cdn$)
                                                Fiscal Year Ended March 31st

                                           1999          1998             1997              1996             1995
                                           ----          ----             ----              -----           -----
Interest                                   49,044       152,132               0                  0         27,445
Other                                                         0               0                  0              0

                                       ----------       -------          ------             ------         ------
Total Revenue                              49,044       152,132          28,702                  0         27,445
                                                        -------          ------            -------         ------                -
General & Administrative Expenses         898,873     1,358,156         640,625            368,902        234,960
Exploration Costs Written Off           1,848,313       561,500       1,506,392                  0      1,306,276
Amortization                               11,282        27,082          12,182                  0              0
Other Expenses                            137,723        92,420               0            100,000              0
Loss for the Period                    (2,847,147)   (1,887,026)     (2,130,497)          (468,902)    (1,513,791)
                                       -----------  -----------     -----------          ---------    -----------

Loss per Share                               (.20)       (0.17)          (0.20)             (0.08)         (0.47)
                                       -----------       ------          ------             ------         ------
Weighted average shares outstanding    14,446,458    13,911,958      10,924,623          5,961,296      3,213,527
                                       -----------   ----------      ----------          ---------      ---------
Balance Sheet Data:
Current Assets                            696,996     3,011,601       6,729,786          1,510,715         11,438
Capital Assets                             32,579       155,645          68,834             28,326          5,160
Deferred Acq. & Expl. Costs             8,100,426     8,957,965       4,440,824          1,065,975        198,322
                                       ----------     ---------       ---------          ---------        -------
Exploration Costs
Total Assets                            8,830,001    12,125,211      11,239,444          2,605,016        214,920
                                       ----------    ----------      ----------          ---------        -------
Current Liabilities                       277,590     1,820,664       1,117,428            238,189         41,074
Due to Related Parties                     22,800         8,553         231,243            207,346        490,013
Long Term Liabilities                           0             0               0            100,000         62,500
Capital Stock                          20,346,416    19,265,652      16,973,405          7,011,616      4,104,566
Deficit                               (11,816,805)   (8,969,658)     (7,082,632)        (4,952,135)    (4,483,233)
                                       ----------   -----------     -----------        -----------    -----------

Total Equity & Liabilities              8,830,001    12,125,211      11,239,444          2,605,016        214,920
                                       ----------    ----------      ----------          ---------        -------


Loss for the period and deficit as determined in accordance with Canadian GAAP differ from those determined in accordance with U.S. GAAP, due principally to the deferral under Canadian GAAP of exploration costs and the exclusion of compensation expense arising from the issue of options at a discount from their fair value. Under U.S. GAAP the exploration costs would have been expensed when incurred, and the compensation expense would have been recorded.


                                                1999          1998            1997
                                                $             $               $
                                                ----          ----            ----
Loss for the Year Following U.S. GAAP        (2,978,358)    (7,038,271)    (7,838,592)
Loss per share under U.S. GAAP                    (0.21)         (0.51)         (0.72)
Deferred Acquisition & Exploration Cost               -              -              -
                                               (139,000)       219,000        308,000
Capital Stock                                 24,219,334    22,139,820     19,132,583
Deficit                                      (24,428,529)  (21,450,171)   (14,411,900)


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NOTE: Differences between Canadian and U.S. generally accepted accounting principles

Significant differences between Canadian GAAP and U.S. GAAP which would have an effect on the consolidated financial statements and the Results of Operations are as follows:

a)       Adjustment to net loss


                                                                          1999               1998               1997
                                                                             $                  $                  $

           Loss for the year following Canadian GAAP                 (2,847,147)            (1,887,026)           (2,130,497)

           Deferred exploration costs (i)                               777,539             (4,606,141)           (4,229,545)
           Stock based compensation (iii)                              (908,750)              (578,490)           (1,563,550)
                                                               ----------------------------------------------------------------

           Flow-through shares (iv)                                           -                 33,386                85,000

           Loss for the year following U.S. GAAP                     (2,978,358)            (7,038,271)           (7,838,592)
                                                               ----------------------------------------------------------------

           Loss per share under U.S. GAAP                                (0.21)                 (0.51)                (0.72)
                                                               ----------------------------------------------------------------


i) For U.S. GAAP, exploration costs, net of the tax effect of flow-through shares, related to projects are charged to expense as incurred. As such, the majority of costs charged to exploration costs written off under Canadian GAAP would have been charged to earnings in prior periods under U.S. GAAP. Property acquisition costs are capitalized for both Canadian and U.S. GAAP.

ii) For U.S. GAAP, subscriptions receivable are recorded as a reduction in share capital.

iii) Under U.S. GAAP, a grant of stock options and warrants to acquire shares at a price below the fair market value of the shares at the time of the grant, is compensatory under APB No. 25 and is accounted for as compensation expense. This has the effect of increasing capital stock and deficit under U.S. GAAP.

iv) Under U.S. GAAP flow-through shares are recorded in share capital at the market price on the date of issue and any discount or premium is recorded on the balance sheet and reversed to income when the flow-through shares are renounced. The difference between the original carrying value of a property and its tax basis results in a deferred tax liability that reverses in line with the depletion and write-down of the assets.

b)       Adjustments to balance sheet


                                                            1999                      1998                      1997
                                      ----------------------------- ----------------------------- -----------------------------

                                         Canadian                      Canadian                      Canadian
                                             GAAP      U.S. GAAP           GAAP      U.S. GAAP           GAAP      U.S. GAAP
                                                $              $              $              $              $              $
           Subscription receivable
              (a)(ii)                            -              -              -              -        136,500              -
           Deferred acquisition and
           and acquisition costs
              (a)(i)                     8,100,426        139,000      8,957,965        219,000      4,440,824        308,000
           Deferred tax (a) (iv)                 -        867,380              -        867,380              -        900,766
           Capital stock                20,346,416     24,219,334     19,265,652     22,139,820     16,973,405     19,132,583
           Deficit                     (11,816,805)   (24,428,529)    (8,969,658)   (21,450,171)    (7,082,632)   (14,411,900)

c)       Shareholders' equity


           Under U.S. GAAP, shareholders' equity would be as follows:

                                                                              1999             1998             1997
                                                                                 $               $                 $
                Under Canadian GAAP                                      8,529,611           10,295,994            9,890,773
                U.S. GAAP adjustment to net loss
                      Current (a)(i) and (a)(iii)                         (131,211)          (5,151,245)          (5,708,095)
                      Cumulative                                       (12,480,513)          (7,329,268)          (1,621,173)
                U.S. GAAP adjustment to capital stock
                      (a)(ii)                                                    -                    -             (136,500)
                      Current (a)(iii)                                     908,750              714,990            1,478,550
                Cumulative                                               2,874,168            2,159,178              817,128
                                                                  -------------------------------------------------------------

                                                                          (299,195)             689,649            4,720,683
                                                                  -------------------------------------------------------------

d)       Income taxes

         Under U.S. GAAP, the Company would be required to initially recognize an income tax asset arising from the benefit of losses carried forward This asset has been reduced to $nil through the application of a valuation allowance of $4,134,000.

e)       Recent accounting pronouncements

           In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which standardizes the accounting for derivative instruments. SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. The effective date was subsequently changed to all fiscal quarters of all fiscal years beginning after June 15, 2000. Adopting this standard will not have a significant impact on the Company's financial position, results of operations or cash flows.

The Company has no primary income source at this time. Funding for the Company's operation is solely from private placements, options and warrant exercise.

RESULTS OF OPERATIONS

The Company has no primary income source at this time and has never had any operating revenues. All working capital is obtained from equity financing such as private placements, options and warrants exercising. The revenue reported in FY 1999, 1998 and FY 1997 is from interest earned from working capital invested in secured short-term money markets. The major expenditure for the Company is acquiring mineral properties and conducting exploration programs on those properties. These exploration expenditures are capitalized as intangible assets. If no economical mineral resource is found on a certain property after an extensive exploration program, the capitalized value is written off as an expense in the income statement. The Company also does not have any long-term debt. The only liability of the Company is accounts payable incurred during its on-going exploration operations. The amounts due to related parties are mainly funds advanced from the Directors and Officers to the Company when the Company is short in funding. Such debt is non-interest bearing and has no fixed terms of repayment.

CHANGES IN FINANCIAL CONDITION AS AT MARCH 31, 1999

At year-end 1999 the Company's assets decreased to $8,830,001 compared to $12,125,211 at March 31, 1998. The decrease was a result of written off exploration costs for the acquisition and exploration of the Knife Lake Project in Canada.

The liabilities of the Company, nearly all of which are current liabilities, decreased significantly as a result of payment of cash for expenditures for prospect exploration. At March 31, 1999, current liabilities were $300,390, a decrease of 84% over the March 31, 1998 year end liabilities of $1,820,664.

The Company's deficit at year-ended March 31, 1999 was $11,816,805, an increase of 32% over the 1998 deficit of $8,969,658. The deficit will continue to increase as a result of the Company's continuing effort to explore for economical mineral resources. Consequently, additional funding from equity financing is essential for the Company to continue its exploration efforts until it has found one or more economical mineral resources in its mineral properties.

COMPARISON OF RESULTS OF OPERATION FOR THE FISCAL YEARS ENDED MARCH 31, 1999 AND 1998 (UNDER CANADIAN GAAP)

The Company had no operating revenue in either the fiscal year ended March 31, 1998 or 1998 except interest income of $49,044 (1999) and $152,132 (1998) from working capital invested in secured short-term money market investments.

The per-share loss amounted to ($0.20) at March 31, 1999 as compared to ($.17) at March 31, 1998.

In the fiscal year ended March 31, 1999, the Company incurred $898, 873 in general and administrative expenses as compared to the prior year in which $1,358,156 in general and administrative expenses were incurred. The Company had $1,848,313 in the written off exploration costs in the year ended March 31, 1998, as compared to $561,500 in the year ended March 31, 1998. The Company had no site restoration/abandonment costs in the year ended March 31, 1999, but in the year ended March 31, 1998, the Company incurred $68,250 in such costs. The Company had a net loss on operations of ($2,847,147) for the year ended March
31, 1999 as compared to a net loss of ($1,887,026) for year ended March 31, 1998.

The increased losses were as a result of increased expenditures for the evaluation and testing of the Knife Lake project in Canada. The Company expects that losses will continue because the Knife Lake project requires further evaluating, and no production exists or can be predicted. The Company is not now conducting any mining operations.

COMPARISON OF RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED MARCH 31, 1998 AND 1997

The Company had no operating revenue in either 1998 or 1997 except interest income from working capital invested in secured short-term money markets.

In the fiscal year ended March 31, 1998, the Company incurred $898,873 in general and administrative expenses as compared to the prior year in which $1,358,156 in general and administrative expenses were incurred. The Company had $1,848,313 in the written off exploration costs in the year ended March 31, 1998, as compared to $561,500 in the year ended March 31, 1997. The Company had no site restoration/abandonment costs in the year ended March 31, 1998, but in the year ended March 31, 1998, of $68,250 in such costs and no such costs in 1997. The Company had a net loss on operations of ($139,840) for the year ended March 31, 1998 as compared to a net loss of ($1,887,026) for year ended March 31, 1998.

The increased losses were as a result of increased expenditures for the evaluation and testing of the Knife Lake project in Canada. The Company expects that losses will continue because the Knife Lake project requires further evaluating, and no production exists or can be predicted. The Company is not now conducting any mining operations.

The Company incurred operating expenses, most of which are Exploration expenditures, totaling $5,078,641 in 1998 as compared to $4,881,241 in 1997 (under Canadian GAAP most of these costs are capitalized rather than expensed as under US GAAP). Exploration Costs Written Off were $561,500 in 1998 a decrease of $944,892 from $1,506,392 in 1997. The Company had a decrease in operating losses to ($1,887,026) in 1998 from ($2,130,492) in 1997.

The other major item in the operating expenses is General and Administrative costs which increased in 1998 to $1,358,156 from $640,625 in 1997. The increase includes $156,171 is mainly due to additional legal expenses pertaining to several legal proceedings against the Company, increase of $324,275 in advertising and $123,236 promotional expenses, travel expenses and costs pertaining to private placement activities.

The per-share loss amounted to ($0.17) in 1998 as compared to ($0.20) in 1997.

LIQUIDITY AND CAPITAL RESOURCES

         The principal sources of funding for the Company's operation in the past 5 years have been issuance of securities for cash and as consideration for certain acquisitions, exercise of director and employee stock options and loans from directors and officers.

     In the event that the Company failed to comply with the Canadian regulations regarding Canadian Exploration Expenditures, the Company would be subject to civil penalties under Revenue Canada regulations and would be subject to lawsuits for damages by shareholders for loss of tax benefits of flow-through shares.

         The following chart summarizes all capital funding raised in the past five years.


                                                  FUNDING SUMMARY
                                            FROM APRIL 1995 TO MARCH 99


----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
        Year                                                Total Shares Issued          Share Price        Total Amount
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------

         1995                 Private Placement                           1,150,000              $1.65             $1,900,000
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                             Exercise of Options                            543,000              $0.47               $255,750
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                                 1995 Total                               1,693,000              $1.27             $2,155,750
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------

----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
         1996                 Private Placement                           1,000,000              $3.90             $3,900,000
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                                Flow Through                                425,000              $4.70             $1,997,500
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                             Exercise of Options                            628,000              $2.63             $1,652,200
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                            Exercise of Warrants                            950,000              $1.58             $1,502,500
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                                 1996 Total                               3,003,000              $3.01             $9,052,200
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------

----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
        1997                  Private Placement                           1,288,000              $3.90             $5,023,200
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                              Private Placement                             472,000              $4.55             $2,147,600
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                             Exercise of Options                            195,000              $3.90               $760,500
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                            Exercise of Warrants                             75,000              $4.12               $309,000
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                                 1997 Total                               2,030,000              $4.06             $8,240,300
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------

----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
        1998                  Private Placement                             260,000              $3.40               $884,000
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                                 1998 Total                                 260,000              $3.40               $884,000
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------

----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
        1999                  Private Placement                           2,000,000              $0.35               $700,000
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
  (up to March 31)            Exercise of Options                            687,000              $0.43               $295,410
    -------------
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                                 1999 Total                               2,687,000              $0.37               $995,410
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------


     The principal uncertainty that could affect the Company's liquidity is the Capital Markets interest or lack thereof in Mining Industry which is beyond the control of the Company.

     On a short term basis, the Company is planning to raise $1 million in 2000 through private placements and the exercise of options and warrants which is expected to cover all its 2000 exploration programs in Knife Lake, Canada and Karmel Project, S. Africa. Subsequent to March 31, 1999, the Company raised $600,000 through the issuance of shares.

     On a long-term basis, the Company does not have any assured certain source of additional working capital and the continuation of operations is subject to its ability to raise more equity money and its success in the exploration of the Knife Lake and Karmel Projects.

Flow Through Shares

         The Company has raised 2 million dollars through Flow Through Shares in 1996. The mechanism of Flow Through Shares is as follows:

         The Canadian Income Tax Act contains provisions whereby a principal business corporation that incurs Qualifying Expenditures with funds received from a subscriber under an agreement for the issue of shares of the Company, other than prescribed shares, will be entitled to renounce such Qualifying Expenditures to the purchaser of such shares within certain parameters set by the Act. The Company has undertaken that it is and at all material times will be, a principal business corporation and that the flow through Common Shares, when issued, will not be prescribed shares, all within the meaning of the Act.

         It is a condition of entitlement of a subscriber to Qualifying Expenditures that the Company complete certain filings in respect of the prospectus and renunciation of Qualifying Expenditures. The Company has represented that it will complete such filings and will provide each subscriber with the necessary information with respect to renounced Qualifying Expenditures for the purposes of enabling the subscriber to claim deductions in respect of the Qualifying Expenditures so renounced. The preparation and filing of all income tax returns will be the responsibility of each subscriber.

         The funds received from the issue of the flow through shares offered hereunder will be used by the Company on its own account to incur Qualifying Expenditures which the Company will renounce to subscribers to the extent permitted by and in accordance with the Act. Such Qualifying Expenditures as are properly renounced to a subscriber will be deemed to have been incurred by the subscriber on the effective date of the renunciation.

         Provided that certain conditions are met, the Act currently provides that Qualifying Expenditures incurred within 60 days after the end of a calendar year under a flow-through share arrangement may be treated as if incurred on the last day of the preceding calendar year. The March 6, 1996 Federal Budget announced certain proposals in respect of flow through shares (the "Budget Proposals"), including an extension of the 60 day look back rule for renunciations made after 1996. The following is based on counsel's understanding of the Budget Proposals, which is subject to some uncertainty pending availability of the detailed legislation. There is no assurance that the Budget Proposals will be enacted into law as proposed or at all.

         Under the Budget Proposals, Qualifying Expenditures, which are anticipated to be expended by the end of a calendar year may be renounced in the first 90 days of the calendar year effective as of the end of the preceding calendar year. If such renounced expenditures are not in fact incurred by the Company by the end of the calendar year, the renunciations made by subscribers will be reduced accordingly. Subscribers will not be required to pay interest on any resulting increase in tax payable as a result of such reduction of renunciations until after April of the calendar year following the renunciation. The Company will be required to pay to Revenue Canada deductible monthly charges equal to 1/12 of the interest rate prescribed under the Act in respect of renounced and unexpended funds. The Company will also be required to pay a deductible charge at the end of the year of 10% of any unexpended funds.

         To the extent permitted by the Act, the Company has agreed to use its best efforts to incur Qualifying Expenditures in an amount equal to the funds it receives for the flow through shares on or before March 1, 1997 and to renounce such Qualifying Expenditures effective no later than December 31, 1996. In the event that the Company is unable to incur Qualifying Expenditures equal to such amount on or before March 1, 1997, the Company has agreed (to incur and renounce the Qualifying Expenditures effective no later than December 31, 1997) or (to incur no later than December 31, 1997, and renounce effective December 31,1996, assuming the Budget Proposals are passed into law).

         Generally speaking, the Company will be entitled to renounce to subscribers of the amount of otherwise deductible. Qualifying Expenditures incurred by it for up to 24 months after the end of the month in which the subscriptions for flow through Common Shares are accepted less any previous renunciations with respect to such Qualifying Expenditures, any portion of those Qualifying Expenditures which are prescribed by regulations to relate to overhead and any assistance that the Company has received or is entitled to receive or may reasonably be expected to receive from a government authority or other person relating to such Qualifying Expenditures.

         The Company may not renounce to subscribers an amount in excess of the amount paid by subscribers for the flow through shares offered hereunder. Further, the Company will not be entitled to renounce Qualifying Expenditures to the Extent that such renunciation, in effect, would cause the Company's own cumulative CEE ("CCEE"), to be a negative amount.

         The Company has agreed to refrain from transactions or the taking of deductions which would otherwise reduce its CCEE to an extent which would preclude a renunciation of Qualifying Expenditures.

         Qualifying Expenditures which are renounced by the Company to a subscriber will be added to the subscriber's cumulative CEE account for the subscriber's taxation year in which the renunciations effective. A subscriber may deduct all or any portion of the balance in his cumulative CEE may be carried forward to subsequent years.

Impact of the Year 2000

The year 2000 issue arises from computer systems using two digit date fields rather that four to refer to a particular year. This means that a computer system might not properly recognize "00" as the Year 2000, but instead as the Year 1900, which could result in operational and financial disruption, and possibly systems failures. The Company is taking appropriate steps to identify and remediate the Year 2000 issue before the end of 1999, and does not expect the costs of these efforts to be material. The Company does not believe that there will be an adverse effect on its business, operating results or financial position as a result of the Year 2000 Issue. However, there can be no assurance that the Year 2000 readiness efforts by the Company's suppliers and business partners will be successful, therefore it remains uncertain to what extent, if any, the Company may be affected. So far, the Company has not experienced any difficulties relating to the year 2000.


ITEM 10. DIRECTORS AND OFFICERS OF THE COMPANY

Foreign Currency Adjustments

        Other than adjustments between Canadian dollars and US dollars which are reflected in its financial statements, the Company does not denominate expenses in any other foreign currency. The Company recorded any South African expenses in Canadian currency. South African currency has occasionally been volatile, and there are strict currency controls to prevent the export of capital. To date, the Company has only expended money in South Africa, and since it terminated its exploration venture, does not anticipate export of capital from South Africa at any time.

Hedging Activities

        The Company does not engage in any hedging activities.

         The names, residences, terms, and periods of service within the past five years of each of the directors and executive officers of the Company are as follows:


                                         Position
Name and                                 Within                                       Period of Service
Residence                                the Company              Term
Present Occupations and

Yashvir (Jasi) Nikhanj (1,2)             President and Director   Annual              1987 to date
Calgary, Alberta

Ulrich Schurch1                          Director                 Annual              1996 to date
Switzerland

Manish Bindal (2)                        Secretary and director   Annual              1996 to date
Calgary, Alberta

Raymond Lai                              Vice president Finance   Annual              1996 to date
Calgary, Alberta

Roland Kesselring (2)                    Vice president           Annual              1997
Switzerland                              Corporate Affairs


(1)    Member of the audit committee.
(2)    Member of Nomination and Compensation Committee.

Yashvir Nikhanj, age 53, has been President and director of the Registrant since 1987. He obtained a Bachelor of Science in Geology from Ranchi University, Bikar, India in 1968. He received a MSc in Earth Sciences from Massachusetts Institute of Technology in 1970 and a MSc in Applied Geology from McGill University in 1972. He also has been President and principal shareholder of Nikhanj and Associates Consulting of Calgary, Canada since 1975.

Ulrich Schurch, age 37, is a director of the Registrant. He received a Commercial Diploma as a banker in 1981 in Switzerland. In 1993, he received a "Diplomaster" betribsokonom BVS" in Switzerland at St. Grallen. From 1992 to 1996, he was Vice President and a partner at Moscom Finary in Zurich, Switzerland. From 1996 to 1998, he was President and Partner of Schwich Asset Management BmDH, St Gallen, Switzerland. From 1998 to date he has been with Credit Swisse Zurich as a Portfolio Manager - Special Mandates.

Manish Bindal, age 35, is a director and General Counsel to the Company. Mr. Bindal received a Bachelor of Science in 1984 and a Bachelor of Law in 1987 from Kurukashetra University in India. From August 1987 to May 1991 Mr. Bindal was engaged in private practice of law at Chandigarh, India. From May 1991 to September 1994 Mr. Bindal was a law student in Calgary, Canada. He was employed as a student-at-law at the firm of Howard Mackie, Nova Corp. and Alberta Securities Commission from October 1994 to October 1995. He has been in private law practice since November, 1995. Other than the Registrant, Mr. Bindal has been a director of Canex Energy, Inc. and Aspen Energy Corp., both oil and gas companies listed on the Albert Stock Exchange.

Raymond Lai, age 48, is Vice President of Finance and Administration for the Registrant and has been since 1995. Mr. Lai received his B.Sc. degree in 1971 from the University of Calgary. He became a Certified Management Accountant in 1979. From 1993 to 1995, Mr. Lai was controller of Mission Packaging, Inc. in Calgary.

Ronald Kesselring, age 36, is V.P Corporate Affairs - Europe since 1996. He completed Banking School in Switzerland in 1982. He is CEO of Mascon Finance, Ltd. of Ermatingen, Switzerland and has been since 1995 a Managing Director. From April 1992 to 1995, he was a Managing Director at the institutional sales desk of Swiss Bank Corp. Zurich, Switzerland.

The directors of the Company are elected by the shareholders at each annual general meeting and typically hold office until the next annual general meeting at which time they may be re-elected or replaced. Casual vacancies on the board are filled by the remaining directors and the persons filling those vacancies hold office until the next annual general meeting at which time they may be re-elected or replaced. The senior officers are appointed by the board and hold office indefinitely at the pleasure of the board.

Within the five years proceeding the date of this filing document, none of the directors, officers or promoters of the Company have been a director, officer or promoter of other reporting companies other than as follows:

         Mr. Bindal has been a director of Canex Energy, Inc. and Aspen Energy Corp., both oil and gas companies listed on the Alberta Stock Exchange, since 1996.

No director, officer or promoter of the Company has, within the ten years preceding the date of this filing document, been the subject of any penalties or sanctions by a court or securities regulatory authority relating to trading in securities, the promotion, formation or management of a publicly-traded company or involving theft or fraud, other than as follows:

         In 1996, Mr. Nikhanj entered into a Settlement Agreement and Understanding with the Alberta Securities Commission because he had not timely filed insider reports for purchases and sales of shares in Leader Mining International with the Alberta Securities Commission. The Settlement resulting in a $5,000 penalty and the Agreement to be diligent in complying with the responsibility to report trades.

         There are no understandings or arrangements pursuant to which any officers or director was selected or appointed to such position.

         (b)  Identification of Certain Significant Employees.

         There are no employees other than the executive officers disclosed above who make, or are expected to make, significant contributions to the business of the Company, the disclosure of which would be material.

         (c) Family Relationships. Spouses of Yashvir (Jasi) Nikhanj and Raymond
Lai  are  currently   employed  on  a  part  time  basis  with  the  Company  in non-executive positions.

Conflicts of Interest

     The officers of the Company devote full time to the affairs of the Company, but they may have other investment interests. There will be occasions when the time requirements of the Company's business conflict with the demands of any other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company. Several of the Directors, Messrs. Bindal, Schurch, and Kesslring are employed in other businesses and devote time to the company at Director's meetings.

     Conflicts of Interest - General. Certain of the officers and Directors of the Company may be Directors and/or principal shareholders of other companies, and therefore, could face conflicts of interest with respect to potential acquisitions. A policy has been adopted whereby officers and Directors will not participate in business ventures which could be deemed to complete directory with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or Directors are involved in the management of any firm with which they or their family members own or hold a controlling ownership interest. Although the Board of Directors could elect to change this policy, the Board of Directors has not present intention to do so.


ITEM 11.   COMPENSATION OF OFFICERS AND DIRECTORS

         (a)  Cash Compensation.

     Compensation paid by the Company for all services provided during the fiscal year ended March 31, 1999, (1) to each of the Company's five most highly compensated executive officers whose cash compensation exceeded $30,000 and (2) to all officers as a group is set forth below under directors.



                                     SUMMARY COMPENSATION TABLE OF EXECUTIVES
                                            Annual Compensation                         Awards
========================== ----------- -------------- ------------ ----------------------- ------------------ ======================
Name and Principal         Year        Salary ($)     Bonus ($)    Other Annual            Restricted Stock   Securities Underlying
Position                                                           Compensation ($)        Award(s)($)        Options/SARs(#)
========================== ----------- -------------- ------------ ----------------------- ------------------ ======================
Y.S. Jasi Nikhanj          1998        0              0            120,000 (1)             0                  250,000 shares
President and Director
                           ----------- -------------- ------------ ----------------------- ------------------ ======================
                           1997        0              0            120,000 (1)             0                  355,000 shares
                           ----------- -------------- ------------ ----------------------- ------------------ ======================
                           1996        0              0            120,000 (1)             0                  0
========================== ----------- -------------- ------------ ----------------------- ------------------ ======================

========================== ----------- -------------- ------------ ----------------------- ------------------ ======================
Manish Bindal              1998        0              0            37,200 (2)              0                  50,000 shares
Secretary and Director
                           ----------- -------------- ------------ ----------------------- ------------------ ======================
                           1997        0              0            37,200 (2)              0                  25,000 shares
                           ----------- -------------- ------------ ----------------------- ------------------ ======================
                           1996        0              0            37,200 (2)              0                  0
========================== ----------- -------------- ------------ ----------------------- ------------------ ======================

========================== ----------- -------------- ------------ ----------------------- ------------------ ======================
Raymond Lai                1998        60,000         0            0                       0                  50,000 shares
V.P. Finance &
Administration
                           ----------- -------------- ------------ ----------------------- ------------------ ======================
                           1997        60,000         0            0                       0                  25,000 shares
                           ----------- -------------- ------------ ----------------------- ------------------ ======================
                           1996        36,000         0            0                       0                  0
========================== ----------- -------------- ------------ ----------------------- ------------------ ======================

========================== ----------- -------------- ------------ ----------------------- ------------------ ======================
Roland Kesselring          1998        0              0            0                       50,000 shares      75,000 shares
V.P. Corporate
Affairs-Europe
                           ----------- -------------- ------------ ----------------------- ------------------ ======================
                           1997        0              0            0                       $175,000           175,000 shares
                           =========== ============== ============ ======================= ================== ======================
                           1996        0              0            0                       0                  0
========================== =========== ============== ============ ======================= ================== ======================


         (1) Paid as consulting  fees to Nikhanj and  Associates  Geoconsulting.
         (2) Paid as legal fees for services.

(b)      Compensation Pursuant to Plans.
             None.

(c)      Other Compensation.
             None.  No stock appreciation rights or warrants exist to management

(d)      Compensation of Directors.

            Each member of the Board of Directors of the Company receives $500.00 plus reasonable outside travel expenses for each Board meeting he attends and for each Committee meeting he attends during the fiscal year. Directors who are also officers of the Company receive no compensation for services as a director.

             Compensation paid by the Company for all services provided during the fiscal year ended March 31, 1999, (1) to each of the Company's directors whose cash compensation exceeded $30,000 and (2) to all directors as a group is set forth below:


                  DIRECTOR'S COMPENSATION FOR LAST FISCAL YEAR

(Except for compensation of Officers who are also Directors whose Compensation is listed in Summary Compensation Table of Executives)

                                    Cash Compensation                  Security Grants
======================= --------------------- ------------------ --------------------- ----------------- =========================
         Name                                                                                            Number of Securities
                        Annual Retainer       Meeting Fees       Consulting Fees/      Number of         Underlying Options/SARs
                        Fees ($)              ($)                Other Fees ($)        Shares (#)        (#)
======================= --------------------- ------------------ --------------------- ----------------- =========================
A. Director                      0                     0                  0                60,000                 320,000 shares
Ulrich Schurch
======================= --------------------- ------------------ --------------------- ----------------- =========================
B. Director                      0                     0                  0                     0                 0
Y.S. Nikhanj
----------------------- --------------------- ------------------ --------------------- ----------------- -------------------------
C. Director                      0                     0                  0                     0                 0
Manish Bindal
----------------------- --------------------- ------------------ --------------------- ----------------- -------------------------


         (e)  Termination of Employment and Change of Control Arrangements.
                None

(f)      Stock Option Plan

         The Company has adopted a stock option plan covering officers, consultants, key employees. The plan is administered by the Board of Directors and is limited to 10% of the total outstanding shares, in the aggregate, except if approval is granted by the Alberta Stock Exchange (the "Exchange). Option prices shall not be lower than the market price of the shares on the date of grant of the option less the maximum discount permitted under the By-Laws and policies of the Alberta Stock Exchange. The options may be granted by the Board under provisions which may be established by the Board of Directors from time to time. The options may not be granted for an exercise period of more than five years.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT

Stock Options

The Company has, from time to time, granted stock options to purchase common shares to its directors and employees. The options have been granted on various terms resulting from negotiation between the Company and such persons and the exercise price per share was based on the average trading price of the Company's shares pursuant to the policies of the Alberta Stock Exchange (the "Exchange"). The exercise price for all options currently issued by the Company is equal to or in excess of the market price of the Company's stock at the date of issuance less the maximum discount permitted under the by-laws and polices of The Alberta Stock Exchange (or any stock exchange on which the Shares are then listed). The options are non-assignable and have been granted as incentives and not in lieu of any compensation for services. As at May 15, 1999 the Company has granted outstanding options to its directors and employees to purchase an aggregate of 1,675,000 common shares as follows:



                                                Share              Price          Amount         Expiry Date
------------------------------------------ ----------------      ----------     -----------    ---------------
Outstanding Options                             475,000          $0.43             $204,250      Oct. 15, 2000
------------------------------------------ --------------- ------------------ ----------------   ---------------
                                                250,000          $0.35              $87,500      Nov. 4, 2001
------------------------------------------ --------------- ------------------ ----------------   ---------------
                                                950,000          $0.50             $475,000      Mar. 18, 2002
------------------------------------------ --------------- ------------------ ----------------   ---------------
Total Options                                   1,675,000                          $766,750
------------------------------------------ --------------- ------------------ ----------------   ---------------

------------------------------------------ --------------- ------------------ ----------------   ---------------
Outstanding Warrants                            1,000,000        $0.45             $450,000      Oct. 25, 2001
------------------------------------------ --------------- ------------------ ----------------   ---------------
Total Options & Warrants                         2,675,000                       $1,216,750
------------------------------------------ --------------- ------------------ ----------------   ---------------


ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

The directors, senior officers, holders of greater than 10% of the common shares of the Company and any associate or affiliate of such persons of the Company have no other interest in any material transactions in which the Company has participated in the preceding year or intends to participate in at this time, except as follows:

a)       Due to related parties


                                                                              1999             1998                 1997
                                                                                 $                    $                    $

i)       The Company's president and his wife                               22,800                4,055              226,745
ii)      Other shareholders, directors                                           -                4,498                4,498
                                                                           ========            ========              =======

           The shareholders' loans have no fixed terms of repayment, are non-interest bearing and are unsecured.

b)       Transactions in the year

           During fiscal year 1999, the following transactions were conducted with related parties:

i)    The  President   assumed   Company   debts  of  $389,622,   made
      expenditures on behalf of the Company of $78,120 and received net advances of $157,887. These amounts total $309,855.

ii) The President and his wife exercised options for 677,000 shares at a cost of $291,110. This amount was settled from amounts owed by the Company.

iii)  A company owned by the President was paid $120,000 (1998 - $135,000; 1997
      - $120,000) for geological consulting services provided during the year.

iv) A director's law firm was paid $36,000 for legal services provided during the year (1998 - $40,422; 1997 - $41,850).

           During fiscal year 1998, the following transactions were conducted with related parties:

i) The Company advanced the President $348,225 as a short-term loan. Interest was charged on the loan at bank prime plus one percent. These advances were repaid in full during the fiscal year 1998.

ii)                 Directors   received  117,000  shares  during  the  year  in
                    settlement of performance bonuses (1997 - cash payment $257,250 and 5,000 shares).

           During fiscal year 1997, the following transactions occurred:

i) The President and his wife made additional non-interest bearing cash advances to the Company, assumed Company debts and made expenditures on behalf of the Company totalling $282,203. The expenditures included certain mining options acquired on behalf of the Company (note 4) for total non-cash consideration valued at $134,000. These options were transferred to the Company at cost. In addition, the President secured the services of a consulting geologist on behalf of the Company for non-cash consideration valued at $75,000. The Company repaid the President and his wife a total of $458,306 in 1997.

ii) The President sold a mobile home, previously used in the Company's operations, to Durvada Resources Inc. for proceeds of $34,648, which equalled the balance of the mortgage owed by the President on the mobile home.

The terms of transactions that the Company entered into with any director, senior officer, or other management member were term that were as favorable as those that the Company could have obtained from an unaffiliated party.

                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES

         The Company is authorized to issue an unlimited number of Common Shares without nominal or par value, and an unlimited number of Preferred Shares, issuable in series, of which, as at the date hereof, 16,818,565 Common Shares and no Preferred Shares are issued and outstanding as fully-paid and non-assessable.

         Common Shares

         The holders of Common Shares are entitled to dividends if, as and when declared by the directors, to one (1) vote per share at meetings of the holders of Common Shares of the Company and, upon liquidation, to receive such assets of the Company as are distributable to the holders of the Common Shares. All of the Common Shares to be outstanding upon completion of this offering will be fully-paid and non-assessable.

         Preferred Shares

         The Preferred Shares may be issued from time to time in one or more series. each series consisting of a number of Preferred Shares as determined by the board of directors of the Company who may also fix the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of Preferred Shares. There are no Preferred Shares issued and outstanding.

         The Preferred Shares of each series shall, with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, rank on a parity with the Preferred Shares of every other series and shall be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Preferred Shares.

         TRANSFER AGENT

         The transfer agent for the company shares is Montreal Trust, 600, 530-8th Avenue SW, Calgary, Alberta T2P3S8 (403) 267-6872.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

         There have been no defaults by the Company upon Senior Securities during the fiscal year 1998 to date of this registration statement.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

         There have been no changes in securities or changes in security for the registered securities to date of this Annual Report.


                                     PART IV

ITEM 17. FINANCIAL STATEMENTS

                  The following documents are filed as a part of this report:

                  1) Financial Statements: (See Financial Exhibits Index below and Financial Exhibits furnished as Pages F-1 through F-18).


                  2)  Financial Statement Schedules:  None

ITEM 18.  NOT APPLICABLE.


ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

         a)       INDEX TO FINANCIAL STATEMENTS
                  AND SUPPORTING SCHEDULES

                                                                            Page

         Reports of Independent Public Accountants                           F-2

         I.  Financial Statements:

                  Consolidated Balance Sheets at March 31,
                   1999, 1998 and Dec. 31, 1997                              F-3
                  Consolidated Statements of Loss & Deficit for
                   the period ended March 31, 1999, 1998, 1997               F-4
                  Statement of Cash Flows for the period ended
                   March 31, 1999, 1998, 1997                                F-6
                  Notes to Consolidated Financial Statements          F-6 - F-18

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED:  -------------------

                                             LEADER MINING INTERNATIONAL, INC.

                                            By:  Y.S. Nikhanj
                                                ------------------------------
                                                 President


                                             Directors:


                                             /s/ Manish Bindal
                                             ---------------------------------
                                             Secretary and Director



                                             /s/ Ulrich Schurch
                                             ---------------------------------
                                             Director



                                             /s/ Y.S. Nikhanj
                                             ---------------------------------
                                             Director



                                             /s/ Raymond Lai
                                             ---------------------------------
                                             Vice President of Finance



                                             /s/ Roland Kesselring
                                             ---------------------------------
                                             Vice President of Corporate Affairs

                        Leader Mining International Inc.

                       Consolidated Financial Statements

                         March 31, 1999, 1998 and 1997

                                                      PricewaterhouseCoopers LLP
                                                           Chartered Accountants
                                                               425 1st Street SW
                                                                      Suite 1200
                                                                 Calgary Alberta
                                                                  Canada T2P 3V7
                                                        Telephone (403) 509-7500
                                                        Facsimile (403) 781-1825



June 25, 1999





Auditors' Report

To the Shareholders of
Leader Mining International Inc.


We have audited the consolidated balance sheets of Leader Mining International Inc. as at March 31, 1999, 1998 and 1997 and the consolidated statements of loss and deficit and cash flows for the three years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 1999, 1998 and 1997 and the results of its operations and the changes in its cash flows for the three years then ended in accordance with Canadian generally accepted accounting principles.





/s/ PricewaterhouseCoopers LLP
Chartered Accountants



Leader Mining International Inc.
Consolidated Balance Sheet

As at March 31, 1999, 1998 and 1997


                                                                              1999                1998                 1997
                                                                                 $                   $                    $

Assets

Current assets
Cash and short-term deposits                                               456,425            2,724,319            6,250,389
Accounts receivable                                                          3,214               15,214                3,214
Marketable securities - at market                                           22,942                    -                    -
Goods and Services Tax receivable                                           34,642              136,662              196,700
Deposits and prepaid expenses                                              179,773              135,406              142,983
Subscriptions receivable                                                         -                    -              136,500
                                                                  -------------------------------------------------------------
                                                                           696,996            3,011,601            6,729,786

Capital assets (note 3)                                                     32,579              155,645               68,834

Deferred acquisition and exploration costs (note 4)                      8,100,426            8,957,965            4,440,824
                                                                  -------------------------------------------------------------

                                                                         8,830,001            12,125,211          11,239,444
                                                                  -------------------------------------------------------------

Liabilities

Current liabilities
Accounts payable and accrued liabilities                                   277,590            1,820,664            1,117,428
Due to related parties (note 5)                                             22,800                8,553              231,243
                                                                  -------------------------------------------------------------

                                                                           300,390            1,829,217            1,348,671
                                                                  -------------------------------------------------------------

Shareholders' equity

Capital stock (note 6)                                                  20,346,416           19,265,652           16,973,405

Deficit                                                                (11,816,805)          (8,969,658)          (7,082,632)
                                                                  -------------------------------------------------------------

                                                                         8,529,611           10,295,994            9,890,773
                                                                  -------------------------------------------------------------

                                                                         8,830,001           12,125,211           11,239,444
                                                                  -------------------------------------------------------------


Commitments and contingencies (note 7)



The accompanying notes are an integral part of these financial statements



Leader Mining International Inc.
Consolidated Statement of Loss and Deficit

For the years ended March 31, 1999, 1998 and 1997
----------------------------------------------------------------------------


                                                                              1999                1998                 1997
                                                                                 $                   $                    $

Revenue
Interest                                                                    49,044              152,132               28,702
                                                                  -------------------------------------------------------------

Expenses
General and administrative                                                 898,873            1,358,156              640,618
Exploration costs written off (note 4)                                   1,848,313              561,500            1,506,392
Amortization                                                                11,282               27,082               12,189
Loss (gain) on disposal of capital assets                                   (2,117)              24,170                    -
Loss on write-down of marketable securities                                139,840                    -                    -
Site restoration and abandonment costs                                           -               68,250                    -
                                                                  -------------------------------------------------------------

                                                                         2,896,191            2,039,158            2,159,199
                                                                  -------------------------------------------------------------
                                                                        (2,847,147)          (1,887,021)          (2,130,497)
Net loss for the year

Deficit - Beginning of year                                             (8,969,658)          (7,082,632)          (4,952,135)
                                                                  -------------------------------------------------------------

Deficit - End of year                                                  (11,816,805)          (8,969,658)          (7,082,632)
                                                                  -------------------------------------------------------------

Loss per share                                                              (0.20)               (0.17)               (0.20)
                                                                  -------------------------------------------------------------

Weighted average number of shares outstanding (note 6)                  14,446,458           13,911,958           10,924,663
                                                                  -------------------------------------------------------------




The accompanying notes are an integral part of these financial statements



Leader Mining International Inc.
Consolidated Statement of Cash Flows

For the years ended March 31, 1999, 1998 and 1997
----------------------------------------------------------------------------


                                                                              1999                 1998                 1997
                                                                                 $                    $                    $
Cash provided by (used in)

Operating activities
Loss for the year                                                       (2,847,147)          (1,887,026)          (2,130,497)
Items not affecting cash
      Exploration costs written off                                      1,848,313              561,500            1,506,392
      Amortization                                                          11,282               27,082               12,189
      Loss (gain) on disposal of capital assets                             (2,117)              24,170                    -
      Write-down of marketable securities                                  139,840                    -                    -
      Provision for site restoration and abandonment costs                       -               68,250                    -
      Employee bonuses and legal settlement paid in shares                 113,700              529,500               18,500
                                                                  -------------------------------------------------------------
                                                                          (736,129)            (676,524)            (593,416)


Change in non-cash working capital balances (note 10)                   (1,473,421)             690,601              606,032
                                                                  -------------------------------------------------------------

                                                                        (2,209,550)             (14,077)              12,616
                                                                  -------------------------------------------------------------

Financing activities
Issuance of common shares, net of issue costs                              967,064            1,636,998           10,721,305
Payments made from (to) related parties                                     14,247             (222,690)              23,897
                                                                  -------------------------------------------------------------

                                                                           981,311            1,414,308           10,745,202
                                                                  -------------------------------------------------------------

Investing activities
Deferred acquisition and exploration costs                                (990,774)          (4,816,392)          (5,685,757)
Purchase of capital assets                                                  (2,599)            (145,163)             (52,697)
Proceeds on disposal of capital assets                                     116,500                7,100                    -
Purchase of marketable securities                                         (162,782)                   -                    -
                                                                  -------------------------------------------------------------

                                                                        (1,039,655)          (4,954,455)          (5,738,454)
                                                                  -------------------------------------------------------------
                                                                        (2,267,894)          (3,521,070)           5,019,364
Increase (decrease) in cash

Cash and short-term deposits - Beginning of year                         2,724,319            6,250,389            1,231,025
                                                                  -------------------------------------------------------------

Cash and short-term deposits - End of year                                 456,425            2,724,319            6,250,389
                                                                  -------------------------------------------------------------

Cash and short-term deposits consists of
Cash                                                                       456,425              637,813            4,040,053
Short-term deposits                                                              -            2,086,506            2,210,336
                                                                  -------------------------------------------------------------

                                                                           456,425            2,724,319            6,250,839
                                                                  -------------------------------------------------------------
Non-cash financing activities
Issue of shares for
      Finders fees                                                               -              262,249               61,250
      Property acquisition                                                       -                    -               35,000
                                                                  -------------------------------------------------------------

                                                                                 -              262,249               96,250
                                                                  -------------------------------------------------------------

Non-cash investing activities
Exploration expenditures                                                         -             (262,249)             (96,250)
                                                                  -------------------------------------------------------------



The accompanying notes are an integral part of these financial statements

Leader Mining International Inc.
Notes to Consolidated Financial Statements

March 31, 1999, 1998 and 1997
----------------------------------------------------------------------------


1     Nature of operations

      The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for deferred acquisition and exploration costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the property, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as mineral properties and deferred exploration costs represent net costs to date, less amounts written-off and do not necessarily represent present or future values.


2     Significant accounting policies

      Accounting principles

      These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Significant differences from accounting principles generally accepted in the United States ("US GAAP") are described in note 12.

      Basis of presentation

      These consolidated financial statements include the results of the Company's wholly owned United States inactive subsidiaries, Durvada Resources Inc. and Durga Resources Inc. The subsidiary wound up effective April 1, 1998.

      Use of estimates

      The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to the recoverability of amounts recorded for deferred acquisition and exploration costs. Actual results could differ from those reported.

      Deferred acquisition and exploration costs

      Acquisition and exploration costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are abandoned or sold or management determines that a mineral property is no longer economically viable, at which time the deferred costs are written-off.

      Cash

      Cash and short-term deposits mature within 90 days of the original date of acquisition. In order to limit its exposure, the Company deposits its funds with large financial institutions.

Leader Mining International Inc.
Notes to Consolidated Financial Statements

March 31, 1999, 1998 and 1997
----------------------------------------------------------------------------


      Capital assets

      Capital assets are recorded at cost. Amortization is provided on a declining balance basis based on the estimated useful life of the assets at the following annual rates:

              Computer equipment                           30%
              Furniture and fixtures                       20%
              Vehicles                                     30%
              Camp equipment                               20%
              Field office building                         4%

      Subscriptions receivable

      Subscriptions receivable from employees, officers or directors of the Company are recorded as assets of the Company when collectibility of the receivable is reasonably assured. When collectibility is not reasonably assured, the amount receivable is offset against issued share capital.

      Subscriptions receivable from third parties are offset against issued share capital.

      Translation of foreign currency

      The financial statements of the Company's foreign subsidiaries are prepared using the Canadian dollar as its functional currency. As a result, the transactions of these operations that are denominated in foreign currencies have been re-measured in Canadian dollars, and any resulting gain or loss is reported in income.

      Monetary assets and liabilities denominated in a foreign currency are re-measured in Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets and revenue and expenses are translated at the rates prevailing when they are acquired or incurred. Exchange gains or losses are included in net loss for the year.

      Per share information

      Loss per share has been calculated using the weighted average method.

      Marketable securities

      Marketable securities are recorded at the lower of cost or market.

Leader Mining International Inc.
Notes to Consolidated Financial Statements

March 31, 1999, 1998 and 1997
----------------------------------------------------------------------------

3     Capital assets


                                                                                                                        1999
                                                               ----------------------------------------------------------------

                                                                                          Accumulated
                                                                          Cost           amortization                    Net
                                                                             $                      $                      $
      Computer equipment                                                 38,425                 20,855                17,570
      Furniture and fixtures                                             31,297                 21,035                10,262
      Camp equipment                                                      9,029                  4,282                 4,747
                                                               ----------------------------------------------------------------

                                                                         78,751                 46,172                32,579
                                                               ----------------------------------------------------------------

                                                                                                                        1998
                                                               ----------------------------------------------------------------

                                                                                          Accumulated
                                                                          Cost           amortization                    Net
                                                                             $                      $                      $

      Computer equipment                                                 38,424                 13,324                25,100
      Vehicle                                                            21,843                 11,140                10,703
      Furniture and fixtures                                             29,128                 18,471                10,657
      Camp equipment                                                      8,600                  3,095                 5,505
      Field office building                                             108,000                  4,320               103,680
                                                               ----------------------------------------------------------------

                                                                        205,995                 50,350               155,645
                                                               ----------------------------------------------------------------

                                                                                                                        1997
                                                               ----------------------------------------------------------------

                                                                                          Accumulated
                                                                          Cost           amortization                    Net
                                                                             $                      $                      $

      Computer equipment                                                  7,678                  2,569                 5,109
      Vehicle                                                            21,843                  6,552                15,291
      Furniture and fixtures                                             22,713                 15,807                 6,906
      Camp equipment                                                     43,248                  1,720                41,528
                                                               ----------------------------------------------------------------

                                                                         95,482                 26,648                68,834
                                                               ----------------------------------------------------------------


Leader Mining International Inc.
Notes to Consolidated Financial Statements

March 31, 1999, 1998 and 1997
----------------------------------------------------------------------------

      Deferred acquisition and exploration costs


                                                                              1999                 1998                 1997
                                                                                 $                    $                    $
a)    Balance - Beginning of year                                        8,957,965            4,440,824            1,065,975
                                                                  -------------------------------------------------------------

           Expenditures capitalized in the year
                Acquisition of mineral properties                           30,000               70,000              219,000
                Exploration costs                                          960,774            5,008,641            5,563,007
                Tax effect of flow-through shares (note 6(c))                    -                    -             (900,766)
                                                                  -------------------------------------------------------------
                                                                           990,774            5,078,641            4,4881,241


                Less:  Exploration costs written off                    (1,848,313)            (561,500)          (1,506,392)
                                                                  -------------------------------------------------------------

                                                                          (857,539)           4,517,141            3,374,849
                                                                  -------------------------------------------------------------

           Balance - End of year                                         8,100,426            8,957,965            4,440,824
                                                                  -------------------------------------------------------------


b) The breakdown of deferred acquisition and exploration costs by property is as follows:


                                                                                                                        1999
                                                               ----------------------------------------------------------------

                                                                                             Deferred
                                                                       Mineral            exploration
                                                                    properties                  costs                  Total
                                                                             $                      $                      $

                Knife Lake, Saskatchewan                                 85,000              7,846,179             7,931,179
                Karmel, South Africa                                     30,000                 85,247               115,247
                Pistol Lake, Saskatchewan                                54,000                      -                54,000
                                                               ----------------------------------------------------------------

                                                                        169,000              7,931,426             8,100,426
                                                               ----------------------------------------------------------------

                                                                                                                        1998
                                                               ----------------------------------------------------------------

                                                                                             Deferred
                                                                       Mineral            exploration
                                                                    properties                  costs                  Total
                                                                             $                      $                      $

                Knife Lake, Saskatchewan                                 85,000              7,093,516             7,178,516
                Nettogami Lake, Ontario                                  65,000              1,277,978             1,342,978
                Cody Township, Ontario                                        -                224,354               224,354
                Other                                                    69,000                143,117               212,117
                                                               ----------------------------------------------------------------

                                                                        219,000              8,738,965             8,957,965
                                                               ----------------------------------------------------------------

Leader Mining International Inc.
Notes to Consolidated Financial Statements

March 31, 1999, 1998 and 1997
----------------------------------------------------------------------------


                                                                                                                        1997
                                                               ----------------------------------------------------------------

                                                                                             Deferred
                                                                       Mineral            exploration
                                                                    properties                  costs                  Total
                                                                             $                      $                      $
                Knife Lake, Saskatchewan                                 30,000              2,709,763             2,739,763
                Nettogami Lake, Ontario                                  65,000              1,199,546             1,264,546
                Nighthawk Lake, Ontario                                 149,000                 52,928               201,928
                Other                                                    64,000                170,587               234,587
                                                               ----------------------------------------------------------------

                                                                        308,000              4,132,824             4,440,824
                                                               ----------------------------------------------------------------


c)         During  fiscal year 1999,  the Company wrote off  $1,848,313  (1998 -
           $561,000;   1997  -  $137,930)  of  exploration   costs  relating  to
           properties on which no further exploration activities are planned.

d) In March, 1998, to consolidate a land position in Voisey Bay, Labrador, the Company entered into three separate agreements to acquire interests in certain mineral claims. In 1999, the Company terminated the above agreements at no further cost to the Company.

e) The Company has an obligation to pay a 2% net smelter return on its Knife Lake property to Copper Quest, Inc. and has an option to purchase a 1% net smelter return for $1 million.

           The Company has an option to spend $1,500,000 on its Pistol Lake property to earn an 80% working interest from Consolidated Pine Channel Gold Corp. (Consolidated Pine). The Company has an additional obligation to pay a 2% net smelter return on its Pistol Lake properties to Consolidated Pine and has an option to purchase an additional 10% working interest for $10 million and an option to purchase a 1% net smelter return for $2 million.

f) On January 28, 1999, the Company signed an option agreement with Karmel Diamond Holdings (Pty.) Ltd. (Karmel) and Poplar Resources Ltd. (Poplar) to acquire a 75% right, title and interest in the Karmel Diamond property.

           The interest is earned after incurring expenditures of $1,500,000, in scheduled expenditures of $500,000 each year for the three years following the agreement date. Should the Company elect to spend less than the $1,500,000 to a minimum of $500,000, the Company will retain a 1% Net Smelter Return Royalty on the property so long as Karmel or Poplar hold an interest.

           As part of the above agreement, the Company is obligated to pay a 3% net profit interest to the property owners. The Company has an option to purchase a 2% net profit interest for 4 million Rand.

Leader Mining International Inc.
Notes to Consolidated Financial Statements

March 31, 1999, 1998 and 1997
----------------------------------------------------------------------------

      Related party transactions

a)    Due to related parties

                                                                              1999                 1998                 1997
                                                                                 $                    $                    $

i)    The Company's president and his wife                                  22,800                4,055              226,745
ii)   Other shareholders, directors                                              -                4,498                4,498
                                                                  -------------------------------------------------------------

                                                                           22,800                 8,553              231,243
                                                                  -------------------------------------------------------------


           The shareholders' loans have no fixed terms of repayment, are non-interest bearing and are unsecured.

b)    Transactions in the year

           During fiscal year 1999, the following transactions were conducted with related parties:

i)              The  President   assumed   Company   debts  of  $389,622,   made
                expenditures on behalf of the Company of $78,120 and received net advances of $157,887. These amounts total $309,855.

ii) The President and his wife exercised options for 677,000 shares at a cost of $291,110. This amount was settled from amounts owed by the Company.

iii) A company owned by the President was paid $120,000 (1998 - $135,000; 1997 - $120,000) for geological consulting services provided during the year.

iv) A director's law firm was paid $36,000 for legal services provided during the year (1998 - $40,422; 1997 - $41,850).

           During fiscal year 1998, the following transactions were conducted with related parties:

i) The Company advanced the President $348,225 as a short-term loan. Interest was charged on the loan at bank prime plus one percent. These advances were repaid in full during the fiscal year 1998.

ii) Directors received 117,000 shares during the year in settlement of performance bonuses (1997 - cash payment $257,250 and 5,000 shares).

           During fiscal year 1997, the following transactions occurred:

i) The President and his wife made additional non-interest bearing cash advances to the Company, assumed Company debts and made expenditures on behalf of the Company totalling $282,203. The expenditures included certain mining options acquired on behalf of the Company (note 4) for total non-cash consideration valued at $134,000. These options were transferred to the Company at cost. In addition, the President secured the services of a consulting geologist on behalf of the Company for non-cash consideration valued at $75,000. The Company repaid the President and his wife a total of $458,306 in 1997.

Leader Mining International Inc.
Notes to Consolidated Financial Statements

March 31, 1999, 1998 and 1997
----------------------------------------------------------------------------

ii) The President sold a mobile home, previously used in the Company's operations, to Durvada Resources Inc. for proceeds of $34,648, which equalled the balance of the mortgage owed by the President on the mobile home.

6     Capital stock

a)    Authorized

           The authorized share capital of the Company is comprised of an unlimited number of common and preferred shares.

b)    Common shares issued

           Changes in the Company's outstanding common share capital are summarized as follows:


                                                                                            Number of                 Amount
                                                                                               shares                      $

           Balance - March 31, 1996                                                          9,606,370             7,011,616
                                                                                      -----------------------------------------

           Shares issued
                Subscriptions received                                                          50,000               175,000
                Exercise of options                                                            628,000             1,652,200
                Exercise of warrants                                                         1,025,000             1,811,500
                Employee bonus                                                                   5,000                18,500
                Acquisition of mineral claims                                                  100,000                35,000
                Finder's fee                                                                    47,115                61,250
                Flow-through shares (note 6(c))                                                425,000             1,997,500
                Private placements for cash                                                  1,362,000             5,543,790
                                                                                      -----------------------------------------

                                                                                             3,642,115            11,294,740
                                                                                      -----------------------------------------
                                                                                            13,248,485            18,306,356
           Add: Flow-through warrant issue proceeds                                                  -                21,250
           Less:Subscriptions receivable                                                       (35,256)             (136,500)
                  Share issue costs                                                                  -              (316,935)
                  Tax effect of flow-through shares (note 6(c))                                      -              (900,766)
                                                                                      -----------------------------------------

           Balance - March 31, 1997                                                         13,213,229           169,973,405
                                                                                      -----------------------------------------

           Shares issued
                Subscriptions received                                                          35,256               136,500
                Exercise of options                                                             85,000               331,500
                Director and employee bonuses                                                  157,000               529,500
                Private placement for cash                                                     500,000             1,889,500
                Finder's fees                                                                   66,080               262,249
                                                                                      -----------------------------------------

                                                                                               843,336             3,149,249
                                                                                      -----------------------------------------
                                                                                            14,056,565            20,122,654

           Less:  Share issue costs                                                                  -              (857,002)
                                                                                      -----------------------------------------

           Balance - March 31, 1998                                                         14,056,565            19,265,652
                                                                                      -----------------------------------------

           Shares issued
                Director and employee bonus shares cancelled                                  (157,000)             (529,500)




Leader Mining International Inc.
Notes to Consolidated Financial Statements

March 31, 1999, 1998 and 1997
----------------------------------------------------------------------------

                                                                                               Number of             Amount
                                                                                               Shares                     $

                Director and employee bonus shares reissued                                    157,000               418,200
                Exercise of options                                                            687,000               295,410
                Legal settlement for Blower & Condor                                            75,000               225,000
                Private placement for cash                                                   2,000,000               700,000
                                                                                      -----------------------------------------

                                                                                             2,762,000             1,109,110
                                                                                      -----------------------------------------
                                                                                            16,818,565            20,374,762

           Less:  Share issue costs                                                                  -               (28,346)
                                                                                      -----------------------------------------

           Balance - March 31, 1999                                                         16,818,565            20,346,416
                                                                                      -----------------------------------------


           The weighted average number of shares outstanding for the year ended March 31, 1999 was 14,446,458 (1998 - 13,911,958; 1997 - 10,924,623).

c)    Flow-through shares

           Pursuant to the issuance of flow-through shares, the Company spent $1,997,500 on qualifying expenditures in fiscal year 1997, the tax effects of which were renounced to the investors.

d)    Share options

           The Company has a stock option plan for the officers, directors and employees. Up to 10% of the issued and outstanding shares are reserved for issuance. The number of stock options outstanding at the year-end were as follows:


                                                                                                           Number of options
                                                                  -------------------------------------------------------------

                                                                              1999                 1998                 1997

                Balance - Beginning of year                              1,357,000              847,000              965,000

                Granted in the year                                        250,000              810,000            1,150,000
                Exercised in the year                                     (687,000)             (85,000)            (628,000)
                Expired / cancelled in the year                           (200,000)            (215,000)            (640,000)
                                                                  -------------------------------------------------------------

                Balance - End of year                                      720,000            1,357,000              847,000
                                                                  -------------------------------------------------------------


Leader Mining International Inc.
Notes to Consolidated Financial Statements

March 31, 1999, 1998 and 1997
----------------------------------------------------------------------------


           The options expire as follows:

                                                                                              Number of
                                                                                                options

                Exercise at $0.43 expiring July, 1999                                           220,000
                Exercise at $0.43 expiring October, 2000                                        250,000
                Exercise at $0.35 expiring November, 2001                                       250,000
                                                                                       -------------------

                                                                                                720,000
                                                                                       -------------------

e)    Share warrants

           The number of share warrants issued during the year in conjunction with the private share placements and outstanding at the year-end were as follows:

                                                                                                          Number of warrants
                                                                  -------------------------------------------------------------

                                                                              1999                 1998                 1997

                Balance - Beginning of year                                130,000              637,500              950,000

                Granted in the year                                      1,000,000              322,000              712,500
                Expired in the year                                       (130,000)            (829,500)                   -
                Exercised in the year                                            -                    -           (1,025,000)
                                                                  -------------------------------------------------------------

                Balance - End of year                                    1,000,000              130,000              637,500
                                                                  -------------------------------------------------------------


           The 1,000,000 warrants are exercisable at $0.45 by January 18, 2001.

7     Commitments and contingencies

a) Pursuant to an agreement relating to a lease for office premises, the Company is obligated to pay $24,000 per annum until the year 2001.

b) While the Company was successful in defending a 1998 legal action, the matter is currently under appeal.

Leader Mining International Inc.
Notes to Consolidated Financial Statements

March 31, 1999, 1998 and 1997
----------------------------------------------------------------------------

Income taxes

      The Company has Canadian resource deductions including undepreciated capital costs of approximately $10,994,000 which may be carried forward indefinitely in the prescribed manner to reduce taxable income in future years, and Canadian non-capital tax losses of approximately $4,134,000. The non-capital tax losses expire as follows:

                                                Amount              Available
                  Year of Loss                      $                  Until

                           1993                169,000                  2000
                           1994                289,000                  2001
                           1995                164,000                  2002
                           1996                320,000                  2003
                           1997                674,000                  2004
                           1998              1,454,000                  2005
                           1999              1,064,000                  2006
                                         ------------------

                                             4,134,000
                                         ------------------

      In addition, the Company has United States net operating losses available to be carried forward for 15 years commencing in 1989, of approximately $1,865,000.

      The potential income tax benefit associated with the above non-capital losses have not been recorded in these financial statements.

      Differences between income taxes calculated at Canadian statutory rates and the income tax provision are as follows:

                                                                          1999                   1998                   1997
                                                                             $                      $                      $
           Income taxes at Canadian statutory rates                   1,281,200                849,000               959,000
           Tax effect of losses which have not been
                recorded                                             (1,281,200)              (849,000)             (959,000)
                                                               ----------------------------------------------------------------

           Balance - End of period                                            -                      -                     -
                                                               ----------------------------------------------------------------


      Financial instruments

      The Company's financial instruments recognized in the balance sheet consist of cash and short-term deposits, accounts receivable, marketable securities, accounts payable and accrued liabilities, and amounts due to related parties. The fair values of all financial instruments except the amounts due to related parties approximate their carrying values due to their short-term maturity. The fair value of amounts due to related parties is not determinable.

Leader Mining International Inc.
Notes to Consolidated Financial Statements

March 31, 1999, 1998 and 1997
----------------------------------------------------------------------------



10    Changes in non-cash working capital balances

                                                                          1999                   1998                   1997
                                                                             $                      $                      $
      Operating activities

      Accounts receivable                                                12,000                (12,000)               (3,214)
      Goods and Services Tax receivable                                 102,020                 60,038              (170,302)
      Deposits and prepaid expenses                                     (44,367)                 7,577                   309
      Accounts payable and accrued liabilities                       (1,543,074)               634,986               779,239
                                                               ----------------------------------------------------------------

                                                                     (1,473,421)               690,601               606,032
                                                               ----------------------------------------------------------------


11    Uncertainty due to the Year 2000 Issue

      The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


12    Differences between Canadian and U.S. generally accepted accounting principles

      Significant differences between Canadian GAAP and U.S. GAAP which would have an effect on these consolidated financial statements are as follows:


a)    Adjustment to net loss

                                                                          1999                   1998                   1997
                                                                             $                      $                      $

           Loss for the year following Canadian GAAP                 (2,847,147)            (1,887,026)           (2,130,497)

           Deferred exploration costs (i)                               777,539             (4,606,141)           (4,229,545)
           Stock based compensation (iii)                              (908,750)              (578,490)           (1,563,550)
           Flow-through shares (iv)                                           -                 33,386                85,000
                                                               ----------------------------------------------------------------

           Loss for the year following U.S. GAAP                     (2,987,358)            (7,038,271)           (7,838,592)
                                                               ----------------------------------------------------------------

           Loss per share under U.S. GAAP                                (0.21)                 (0.51)                (0.72)

                                                               ----------------------------------------------------------------


Leader Mining International Inc.
Notes to Consolidated Financial Statements

March 31, 1999, 1998 and 1997
----------------------------------------------------------------------------

i) For U.S. GAAP, exploration costs, net of the tax effect of flow-through shares, related to projects are charged to expense as incurred. As such, the majority of costs charged to exploration costs written off under Canadian GAAP would have been charged to earnings in prior periods under U.S. GAAP. Property acquisition costs are capitalized for both Canadian and U.S. GAAP.

ii) For U.S. GAAP, subscriptions receivable are recorded as a reduction in share capital.

iii) Under U.S. GAAP, a grant of stock options and warrants to acquire shares at a price below the fair market value of the shares at the time of the grant, is compensatory under APB No. 25 and is accounted for as compensation expense. This has the effect of increasing capital stock and deficit under U.S. GAAP.

iv) Under U.S. GAAP flow-through shares are recorded in share capital at the market price on the date of issue and any discount or premium is recorded on the balance sheet and reversed to income when the flow-through shares are renounced. The difference between the original carrying value of a property and its tax basis results in a deferred tax liability that reverses in line with the depletion and write-down of the asset.


b)    Adjustments to balance sheet

                                                            1999                          1998                          1997
                                      ----------------------------- ----------------------------- -----------------------------

                                         Canadian                      Canadian                      Canadian
                                             GAAP      U.S. GAAP           GAAP      U.S. GAAP           GAAP      U.S. GAAP
                                                $              $              $              $              $              $

           Subscription receivable
              (a)(ii)                            -              -              -              -        136,500              -
           Deferred acquisition and
              exploration costs
              (a)(i)                     8,100,426        139,000      8,957,965        219,000      4,440,824        308,000
           Deferred tax (a)(iv)                  -        867,380              -        867,380              -        900,766
           Capital stock (a)(iii)       20,346,416     24,129,334     19,265,652     22,139,820     16,973,405     19,132,583
           Deficit                     (11,816,805)   (24,428,529)    (8,969,658)   (21,450,171)    (7,082,632)   (14,411,900)


Leader Mining International Inc.
Notes to Consolidated Financial Statements

March 31, 1999, 1998 and 1997
----------------------------------------------------------------------------


c)    Shareholders' equity (deficit)

           Under U.S. GAAP, shareholders' equity would be as follows:

                                                                              1999                 1998                 1997
                                                                                 $                    $                    $

                Under Canadian GAAP                                      8,529,611           10,295,994            9,890,773
                U.S. GAAP adjustment to net loss
                      Current (a)(i), (a)(iii) and (a)(iv)                (131,211)          (5,151,245)          (5,708,095)
                      Cumulative                                       (12,480,513)          (7,329,268)          (1,621,173)
                U.S. GAAP adjustment to capital stock
                      (a)(ii)                                                    -                    -             (136,500)
                      Current (a)(iii)                                     908,750              714,990            1,478,550
                Cumulative                                               2,874,168            2,159,178              817,128
                                                                  -------------------------------------------------------------

                                                                          (299,195)             689,649            4,720,683
                                                                  -------------------------------------------------------------

d)    Income taxes

           Under U.S. GAAP, the Company would be required to initially recognize an income tax asset arising from the benefit of losses carried forward. This asset has been reduced to $nil through the application of a valuation allowance of $4,134,000.

e)    Recent accounting pronouncements

           In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which standardizes the accounting for derivative instruments. SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. The effective date was subsequently changed to all fiscal quarters of all fiscal years beginning after June 15, 2000. Adopting this standard will not have a significant impact on the Company's financial position, results of operations or cash flows.